UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Comeback Trail LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    New Mexico

    Date of organization
    March 5, 2019

Physical address of issuer
201 Santa Monica Blvd Ste 300, Santa Monica, CA, 90401

Website of issuer
www.untold.io

Name of intermediary through which the Offering will be conducted
Blue Dot Media Holdings LLC

CIK number of intermediary
0001838082

SEC file number of intermediary

007-00278

CRD number, if applicable, of intermediary
310411

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Senior Mezzanine Debt

Target number of Securities to be offered
1,000

Price (or method for determining price)
$1,000

Target offering amount
$1,000,000.00

Oversubscriptions accepted:
● Yes
● ~~No~~

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline and the Company has not conducted any Intermediate Closes before then, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

	As of Inception Date 12.31.21	**Prior fiscal year-end**
Total Assets	19,471,640	N/A
Cash & Cash Equivalents	208	N/A
Accounts Receivable	0	N/A
Short-term Debt	21,908,478	N/A
Long-term Debt	0	N/A
Revenues/Sales	1,175,883	N/A
Cost of Goods Sold	724,066	N/A
Taxes Paid	0	N/A
Net Income	(1,676,225)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Aug 26, 2022

FORM C

Up to $1,000,000

The Comeback Trail LLC

Senior Mezzanine Debt Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The Comeback Trail, a New Mexico limited liability company (the "Company," as well as references to "we, " "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Senior Mezzanine Debt (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000 per Investor (which may be waived by the Company or the Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Untold.io (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$50	$950
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1)   The Intermediary will receive 5% of the amount raised in the Offering. There will be an additional 3% charge on credit card transactions.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.prayformethemovie.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 26, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Pursuant to Reg CF Rule 201(q), the Company certifies that it has not sold or offered for sale any securities in reliance upon exemptions from securities registration requirements under applicable state or federal securities laws within the past three years (other than the Offering).

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED

HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the

7

Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.storyboard.film

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Comeback Trail LLC (the "Company") is a New Mexico limited liability company, formed on March 5, 2019 The Company is currently also conducting business under the name of The Comeback Trail (note: this is the name of the film).

The Company is located at 201 Santa Monica Blvd Ste 300, Santa Monica, CA, 90401.

The Company does not have a website.

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company's objective is to raise capital to retire a portion of the Senior Mezzanine Debt position on the film. In theory the company will generate revenue through, among other opportunities, the successful distribution of the film to theaters across the world excluding Canada. Additionally, there may be other revenue streams generated from additional sources, including, merchandise, on-demand purchases, streaming, and DVD. What is so unique about this movie investment opportunity is that the movie has already been written, filmed and is complete. Significant capital has already been invested into the movie, which is now complete and ready for distribution.

The Offering

Minimum amount of Units of Senior Mezzanine Debt being offered	$1,000,000
Total Units of Senior Mezzanine Debt after Offering (if minimum amount reached)	1,000
Maximum amount of Units of Senior Mezzanine Debt	$1,000,000
Total Units of Senior Mezzanine Debt outstanding after Offering (if maximum amount reached)	1,000
Purchase price per Security	$1,000
Minimum investment amount per investor	$1,000
Investment Perks	Credits, Event Invitations, Collectibles
Offering deadline	12/31/2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	None.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have generated some revenue, we are planning to create additional revenue after the movie is released in North America in the near future and therefore rely on external financing.

We are an experienced production Company and our business model currently focuses specifically on preparing for the marketing and distribution of the film The Comeback Trail. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to meet certain debt obligations and operational needs. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the end of the year 2022, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt

11

instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company does not have the ability to market and distribute The Comeback Trail without hiring distributors and sub distributors.

Without engaging distributors and sub distributors, the Company does not have the ability to execute a marketing campaign and distribution of the film. If we are unable to identify and hire the appropriate parties, we will not be able to successfully execute our business plan. Distributors and sub distributors may choose not to engage with the Company at their discretion.

The Company may prematurely abandon The Comeback Trail marketing and distribution.

The Comeback Trail distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the operations and ongoing expenses of the Company, as the case may be, including funds expended in connection with the marketing and distribution of The Comeback Trail. Abandonment of The Comeback Trail at any stage would have a material adverse impact on the Company and would likely cause Investors to lose their entire investment in the movie.

The development and commercialization of a feature film is highly competitive.

We face competition with respect to the motion picture we seek to distribute. Our competitors include major film productions and related companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and this may be better equipped than us to develop and commercialize a feature film. These competitors also compete with us in recruiting and retaining qualified distributors and other related groups.

The Company's success depends on the successful distribution of a single film and the Company is unable to diversify its investment to reduce risk of failure.

No assurances can be given that the Company's management team will be able to successfully develop and make arrangements for the distribution of The Comeback Trail. The distribution and marketing of The Comeback Trail is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including public taste, competition for theaters, motion pictures, advertising costs, uncertainty with respect to release dates and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the film The Comeback Trail. Failure to distribute or realize ayu such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

We rely on third party distributors and sub distributors to execute the distribution and sales. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the overall quality and success of the film.

Hiring sub distributors and sub distributors may decrease profits.

The Company intends to hire distributors and sub distributors for domestic and international distribution. These agreements generally provide that the distributors and sub distributors are entitled to share in the profits of The Comeback Trail. Such an agreement would reduce the amount of profits to the Company from The Comeback Trail.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our films is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a producer of films, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner.

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Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various

14

import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of its managers, its executive officers and key employees.

In particular, the Company is dependent on Phil Kim, the 100% owner of Zen Ventures, and Richard Salvatore, the other Manager of the Company. The loss of Phil Kim or Richard Salvatore could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Phil Kim in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Phil Kim and Richard Salvatore die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Reception in Other Markets. The film has already been released in other territories and based on those reviews/reception people may not want to see the film.

Potential need for Licenses. While not anticipated, the Company may need to acquire federal, state, and/or local licenses/permits to complete the work yet to be done with respect to the distribution and marketing of the film.

Additional Offerings. The company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. In the event that a quarantine or increased restrictions are put in place, there is a chance that theaters may be negatively impacted by this type of action. The Comeback Trail's main revenue projections rely heavily on its performance in theaters, therefore if theaters are closed, there would most likely be significant negative financial consequences for the Company. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters,

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extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Proceeds from the Offering will be used to repay debt. The proceeds from the Offering will not be used to fund revenue-generating activities, but will rather be applied to repay a portion of the Company's outstanding debt.

Repayment to related party. The proceeds of the Offering will be paid to Zen Ventures, the majority owner of the Company.

Risks Related to the Securities

The Securities are not freely tradable.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by two owners.
The Company is currently owned by two (2) members on a 51/49% basis, with Zen Ventures holding a 51% stake, and Empire DJ Ventures holding a 49% stake. Zen Ventures has full control of the Company without input from investors in this Offering, including the election of officers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Zen Ventures may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Zen Ventures could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. As an investor in debt, you have no vote in the management of the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities.
We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect

a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 30-calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Comeback Trail LLC (the "Company") is a film production company focused on the theatrical release of the film The Comeback Trail, a feature length film starring Robert DeNiro and Morgan Freeman. The goal of the Company is to hire distributors, and raise capital for the Print and Advertising Budget of the film for distribution and marketing in domestic and international markets.
The Company will generate revenue through, among other things, the successful distribution of the film to theaters across the world excluding Canada and particularly in the US. Subsequently, there may be additional revenue streams generated from on-demand purchases, streaming, and DVD.

Business Plan

The Company is in a unique position in that The Comeback Trail is complete and has already been released in limited markets. The Comeback Trail LLC has already invested the capital required to write, produce and film the movie. The movie includes A-list celebrities to support the IP value.

In return for the Company's efforts, it will receive a portion of global net receipts of the film subject to the distribution and related payment rights set forth in the CAM Agreement on **Exhibit D** hereto

In success, the Company will be able to adequately fund the Senior Mezzanine Loan for the film, to market and distribute the film.

History of the Business

The Company was founded in March of 2019 and has limited operating history. Phil Kim, the President and Manager of the Company has extensive experience as a business manager.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Comeback Trail	Feature-length movie	Global

The Company's primary focus is The Comeback Trail - and its promotion and distribution.
Once the film is finalized, the Company will begin the recruitment process for sub-distributors in the desired jurisdictions who will be responsible for source theater, and other distribution opportunities.

Competition

The Company's primary competitors are films with a similar release date and/or theme.

The Company has observed a significant interest in the film markets. This is potentially indicative of the major film studios' confidence in the demand for theater-released films. Our main competition will be films released at a similar time to The Comeback Trail, particularly films with large marketing budgets for their films.

The Comeback Trail is entering the film market at an extremely opportune moment as theaters reopen after the pandemic and movie-goers return. The Comeback Trail is positioned as a comedy film, giving it a broad appeal.

Supply Chain and Customer Base

Customers will include theaters, streaming platform(s), and other types of film distributors.

Intellectual Property

The rights to the film and its distribution is the principal intellectual property and is owned by the Company.

Governmental/Regulatory Approval and Compliance

There are no specific foreseeable governmental regulations that will limit the Company's operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 201 Santa Monica Blvd Ste 300, Santa Monica, CA, 90401

The Company's registered address is 201 Santa Monica Blvd Ste 300, Santa Monica, CA, 90401

The Company conducts business in California, but plans to distribute the film The Comeback Trail across the US and potentially in international markets.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The proceeds from the Offering will be used to reimburse Zen Ventures for its cash contributions to the Picture as a Senior Mezzanine Lender. Funds will also be used to reimburse the Portal for platform fees and payment processing fees. Funds will not be used to fund any corporate overhead or operating expenses of the Manager.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$50,000	5.00%	$50,000
Credit Card Fees	3.00%	$30,000	3.00%	$30,000
Repayment of Senior Mezz. Debt	92%	$920,000	92%	$920,000
Total	**100.00%**	**$1,000,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to fees related to the offering.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The sole Manager of the Company is listed below along with all positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years and his educational background and qualifications.

Names of Managers

Richard Salvatore

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rich Salvatore

All positions and offices held with the Company and date such position(s) was held with start and ending dates

March 2019 – Present

Principal occupation and employment responsibilities

Mr. Salvatore provides production and line production services for the company, specifically as it pertains to delivering the movie and providing distribution requirements, and serves the Company on a full-time basis

Mr. Salvatore is a well-known producer in the entertainment and media space. In the past 3 years, Mr. Salvatore has produced several feature film productions including *Muti, Vanquish, The Fanatic and The Poison Rose.*

_____

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, March 2019 to Present

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Phil Kim
President, 2019 to Present

Principal occupation and employment responsibilities

Mr. Phil Kim is responsible for identifying, negotiating with and hiring distributors and sub-distributors for the film and serves the Company on a full-time basis. The Comeback Trail. Mr. Kim is also the producer of the film The Comeback Trail. He has ongoing responsibilities as a part of the production team, manager and overseer of business operations, and lead manager of the distribution of the film.

Phil Kim has had an illustrious career in Hollywood that spans over 10 years. He's produced 4 feature films with budgets totaling over 50 million dollars.

Education

Bachelor of Arts, University of Guelph
Member of Directors Guild of Canada

Indemnification

Indemnification is authorized by the Company to members, officers or controlling persons acting in their professional capacity pursuant to New Mexico law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The company currently has zero employees, but currently has 1 independent consultant.

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CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interest Units
Amount Outstanding	100%
Amount Authorized	100%
Voting Rights	Membership Unit voting rights are held solely by the two (2) existing Members of the Company. Management of the Company is through the Manager.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The outstanding securities will not limit, dilute or qualify the Securities issued pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Equity Returns
Name of creditor	Flashner Trust
Amount outstanding	360,000 (300,000 prin investment)
Interest rate and payment schedule	20% guaranteed return
Amortization schedule	_n/a_____
Describe any collateral or security	_n/a____
Maturity date	n/a
Other material terms	Payable from net receipts. Investment represents guaranteed returns if and only if the distribution of the film results in residual net profits.

Type of debt	Equity Returns
Name of creditor	Lake Vermillion
Amount outstanding	600,000 (500,000 prin investment)_____
Interest rate and payment schedule	20% guaranteed return
Amortization schedule	_n/a_____
Describe any collateral or security	__n/a____
Maturity date	___n/a___
Other material terms	Payable from net receipts. Investment represents guaranteed returns if and only if the

	distribution of the film results in residual net profits.

Type of debt	Equity Returns
Name of creditor	Biggs Entertainment
Amount outstanding	300,000 (250,000 prin investment)_____
Interest rate and payment schedule	20% guaranteed return_____
Amortization schedule	_n/a____
Describe any collateral or security	__n/a____
Maturity date	__n/a____
Other material terms	Payable from net receipts. Investment represents guaranteed returns if and only if the distribution of the film results in residual net profits.

Type of debt	Equity Returns
Name of creditor	Progressive
Amount outstanding	300,000 (250,000 prin investment)_____
Interest rate and payment schedule	20% guaranteed return_____
Amortization schedule	_n/a____
Describe any collateral or security	n/a
Maturity date	__n/a____
Other material terms	Payable from net receipts. Investment represents guaranteed returns if and only if the distribution of the film results in residual net profits.

The Company has the following debt outstanding:

Type of debt	Senior Mezzanine
Name of creditor	Zen Ventures
Amount outstanding	9,166,411 (6,550,000 princ)_____
Interest rate and payment schedule	15%
Amortization schedule	_n/a____
Describe any collateral or security	n/a_____
Maturity date	n/a_____
Other material terms	Payable from net receipts

The Company has the following debt outstanding:

Type of debt	Senior Mezzanine
Name of creditor	Ghalib Datta
Amount outstanding	750,000 (600,000 princ)_____
Interest rate and payment schedule	12.5%____
Amortization schedule	_n/a____
Describe any collateral or security	n/a
Maturity date	n/a_____
Other material terms	Payable from net receipts_____

The Company has the following debt outstanding:

Type of debt	Senior Mezzanine
Name of creditor	Sprockefeller Pictures
Amount outstanding	313,493 (250,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	_n/a____
Describe any collateral or security	n/a_____
Maturity date	n/a_____
Other material terms	Payable from net receipts_____

The Company has the following debt outstanding:

Type of debt	_Mezzanine_____
Name of creditor	Katzman____
Amount outstanding	1,267,945 (1,000,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	n/a
Describe any collateral or security	n/a____
Maturity date	n/a___
Other material terms	_Payable from net receipts_____

Type of debt	_Mezzanine_____
Name of creditor	Flashner
Amount outstanding	250,301 (200,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	_n/a_____
Describe any collateral or security	n/a____
Maturity date	n/a
Other material terms	_Payable from net receipts_____

Type of debt	_Mezzanine_____
Name of creditor	Living the Dream
Amount outstanding	320,252 (255,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	n/a_____
Describe any collateral or security	n/a____
Maturity date	n/a___
Other material terms	Payable from net receipts

Type of debt	Mezzanine
Name of creditor	Zen Ventures
Amount outstanding	3,065,205 (2,000,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	n/a_____
Describe any collateral or security	n/a
Maturity date	n/a___
Other material terms	_Payable from net receipts_____

Type of debt	_Mezzanine_____
Name of creditor	George Gallo
Amount outstanding	1,267,945 (1,000,000 princ)_____
Interest rate and payment schedule	10%_____
Amortization schedule	n/a_____
Describe any collateral or security	n/a____
Maturity date	n/a___
Other material terms	Payable from net receipts

The Company has the following debt outstanding:

Type of debt	_PPP Loan_____
Name of creditor	__SBA____
Amount outstanding	_841,925 (824,317 princ)_____
Interest rate and payment schedule	1%, payable in monthly installments_____
Amortization schedule	n/a_____
Describe any collateral or security	_n/a____
Maturity date	_4/23/23_____
Other material terms	n/a_____

The Company has the following debt outstanding:

Type of debt	__Loan____
Name of creditor	_Baypoint Capital____
Amount outstanding	_3,105,000____
Interest rate and payment schedule	15%_____
Amortization schedule	n/a____
Describe any collateral or security	_n/a____
Maturity date	n/a____
Other material terms	Payable from net receipts

Pricing of Securities

The offering price of the Securities is based upon the rights attributed to the Transferred Zen Ventures Rights (as defined below).

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Zen Ventures Inc.(1)	51%
Empire DJ Ventures (2)*	49%

Empire DJ Ventures plans to relinquish their ownership to Zen Ventures Inc. but at this time the corporate documentation has not been updated.
   (1) Zen Ventures Inc. is wholly-owned by Phil Kim.
   (2) Empire DJ Ventures is wholly-owned by Steven Tyler Sahlein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

While we have generated some revenue, they are not enough to cover our expenses, which include: 1. General business operations and related expenses including legal and accounting costs, 2. Repayment of debt and interest, and 3. Intermediary fees. We do not anticipate generating revenue until Q2 2022.

The Company intends to achieve profitability in the next 12 months with the following steps: 1. Leverage capital to fund print and advertising for the pre-release of the film The Comeback Trail 2. Execute a successful release of the film The Comeback Trail, and subsequently generate revenue from gross profits from the film 3. Maintain streamlined, low-cost operations to improve margins.

Liquidity and Capital Resources

We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: P&A funds that are coming in from a distribution deal.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000 Units of Senior Mezzanine Debt (the "Securities") for up to $1,000,000.00 (the "Maximum Amount"). The Company has the right to extend the Offering Deadline at its discretion. The Securities don't have any voting rights. The terms of this Offering may only be modified as permitted under the securities laws, specifically, under Reg CF. The rights of holders of the Securities is a right of payment under the CAM Agreement (as hereinafter defined) and are subject to the rights of other parties to the CAM Agreement, as described below. Additionally, the rights of holders of the Securities may be materially limited, diluted or qualified by future issuances of securities by the Company, although no such issuances are currently contemplated by the Company.

The proceeds from the sale of the Units will be used to retire a portion of the loan from Zen Ventures under that certain Amended and Restated Collection Account Management Agreement dated as of January 14, 2021 (the "CAM Agreement").

The Company will cause Collected Gross Receipts to be distributed to the Investor on a pro-rata basis and, with respect to Net Profits, as more fully described in Schedule 5 to the CAM Agreement, Collected Gross Receipts are distributed in a "waterfall" manner, with each recipient being paid in an order established under such Schedule. The Units will be paid pari passu with the Zen Ventures Senior Mezzanine Loan (i.e., eleventh (11th) in that order, out of a total of seventeen (17) enumerated classes of payees).

The Net Profit participation rights transferred hereunder shall be determined at the rate of two and one half percent (2.5%) of one hundred percent (100%) of the Net Profits of the Picture for each one million US dollars ($1,000,000.00 USD) invested hereunder (e.g., an investment of $1,000,000.00 USD would entitle such Investor to two and one-half percent (2.5%) of the Net Profits of the Picture; an investment of $500,000.00 USD would entitle such Investor to one and one quarter percent (1.25%) of the Net Profits of the Picture; an investment of $100,000.00 USD would entitle such Investor to one quarter percent (0.25%) of the Net Profits of the Picture).

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Units offered are not capital equity units and do not represent ownership in the Company. Ownership in the Company is held as indicated under "Capitalization" above. The Units represent an unsecured debt obligation of the Company.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. If you do not cancel an investment commitment before the 48-hour period prior to the offering deadline, you will receive securities in exchange for his or her investment. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $1,000,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $50,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Potential Impact of Owner's Exercise of Rights

Prior to the Offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. The owners of the Company hold debt interests that are in line *pari passu* with the holders of the Securities.

Purchasers of the Securities will be minority owners with no voting rights. Risks inherent in investment include actions taken by the Company that may limit, restrict or dilute the value of the Securities, including, without limitation, additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.

The Offering is being made through Blue Dot Media Holdings LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

N/A.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is ____to be determined_____ .

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Units

At the initial closing of this Offering, the Company is authorized to issue up to 1,000 Units of the Senior Mezzanine Debt, representing $1,000,000 of debt..

Voting and Other Rights

Holders of the Securities offered shall not have voting rights,

Distribution Rights

Members will share equally in any distributions declared by the Company.

The Company will cause Collected Gross Receipts to be distributed to the Investor on a pro-rata basis and, with respect to Net Profits, as described below, on a pari passu basis with Senior Mezzanine Loan holders pursuant to the requirements of the CAM Agreement, a copy of which is provided in **Exhibit D** hereto (relevant portions highlighted).
The Net Profit participation rights transferred hereunder shall be determined at the rate of two and one half percent (2.5%) of one hundred percent (100%) of the Net Profits of the Picture for each one million US dollars ($1,000,000.00 USD) invested hereunder (e.g., an investment of $1,000,000.00 USD would entitle such Investor to two and one-half percent (2.5%) of the Net Profits of the Picture; an investment of $500,000.00 USD would entitle such Investor to one and one quarter percent (1.25%) of the Net Profits of the Picture; an investment of $100,000.00 USD would entitle such Investor to one quarter percent (0.25%) of the Net Profits of the Picture).

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, members would be entitled to share ratably in the Company's assets that are legally available for distribution to members after payment of liabilities, including payment to Investors.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's members have no preemptive or other rights to subscribe for additional shares. All members are entitled to share equally in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up.

Investment Perks

If and to the extent there are special events held in connection with the picture, Company will use reasonable good faith efforts to provide Investors with invitations to such special events

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place, other than the Company's Operating Agreement, a copy of which is attached hereto as **Exhibit F**.

Anti-Dilution Rights

The Securities represent rights to debt obligations and do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR

COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Related Entity	Zen Ventures
Relationship to the Company	Gap Lender
Total amount of money involved	1,000,000
Benefits or compensation received by Related Entity	Gap Premium
Benefits or compensation received by Company	Potential revenue from participation in Net Receipts of the film.
Description of the transaction	Gap Lending as finishing funds to complete the film.

Related Entity	Zen Ventures
Relationship to the Company	Mezzanine Lender
Total amount of money involved	$2,000,000
Benefits or compensation received by Related Entity	Mezzanine Loan Premium (20%)
Benefits or compensation received by Company	Potential revenue from participation in Net Receipts of the film.
Description of the transaction	Mezzanine Loan

Related Entity	Zen Ventures
Relationship to the Company	Senior Mezzanine Lender
Total amount of money involved	$6,550,000
Benefits or compensation received by Related Entity	Senior Mezzanine Premium (15%)
Benefits or compensation received by Company	Potential revenue from participation in Net Receipts of the film.
Description of the transaction	Senior Mezzanine Loan

The Company has the following transactions with related persons: N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Phil Kim

94189B62477244A...

(Signature)

Phil Kim

President, Manager

Aug 26, 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Phil Kim

94189B62477244A...

(Signature)

Phil Kim

President, Manager

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Phil Kim, being the President of The Comeback Trail LLC (the "Company"), hereby certify as of this that:

(i) the accompanying financial statements of the Company, which comprise the balance sheet as of the Company's inception, March 5, 2019 and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.

/s/ _Phil Kim_
94189B62477244A...

(Signature)

Phil Kim

(Name)

President, Manager

Aug 26, 2022

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Subscription Agreement
Exhibit D   CAM Agreement
Exhibit E   Operating Agreement

EXHIBIT A

Financial Statements

THE COMEBACK TRAIL LLC
A New Mexico Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

THE COMEBACK TRAIL LLC

Years Ended December 31, 2021 and 2020

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Managers and Members of
The Comeback Trail LLC
Santa Monica, CA

We have reviewed the accompanying financial statements of The Comeback Trail LLC ("the Company") (a New Mexico limited liability company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses since inception and has negative operating cash flows and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of The Comeback Trail LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
July 22, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

THE COMEBACK TRAIL LLC
BALANCE SHEETS (unaudited)

As of December 31, 2021 and 2020

Assets

	2021		2020
Current assets			
Cash and cash equivalents	$ 208	$	146,072
Deposits and escrow	499,887		863,591
Total current assets	$ 500,095	$	1,009,663
Film costs, net	$ 18,971,545	$	23,303,444
Total assets	$ 19,471,640	$	24,313,107

Liabilities and Member's Equity (Deficit)

	2021	2020
Current liabilities		
Loans and production funding	21,908,478	25,073,720
Total liabilities	21,908,478	25,073,720
Member's Equity		
Members' contributions	-	-
Accumulated deficit	(2,436,838)	(760,613)
Total member's equity	(2,436,838)	(760,613)
Total liabilities and member's equity	$ 19,471,640	$ 24,313,107

See independent accountants' review report and accompanying notes to the financial statements.

- 2 -

THE COMEBACK TRAIL LLC
STATEMENTS OF OPERATIONS (unaudited)

Years Ended December 31, 2021 and 2020

	2021	2020
Revenue		
Film revenue	$ 1,175,883	$ 5,787,247
Cost of revenue	(724,066)	(3,585,629)
Operating expenses		
Legal and professional fees	124,036	293,696
General and administrative	63,694	58,757
Particpation costs		665,000
Insurance refund	-	(32,409)
Total operating expenses	187,730	985,044
Operating income (loss)	264,087	1,216,574
Interest expense	(2,664,629)	(2,115,000)
Gain on debt forgiveness	724,317	-
Net loss	(1,676,225)	(898,426)

THE COMEBACK TRAIL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (unaudited)

Years Ended December 31, 2021 and 2020

	Member's Contributions	Accumulated Deficit	Total
Balance, December 31, 2019	$ -	$ 137,813	$ 137,813
Net (loss)	-	(898,426)	$ (898,426)
Balance, December 31, 2020	-	(760,613)	$ (760,613)
Net (loss)	-	(1,676,225)	$ (1,676,225)
Balance, December 31, 2021	$ -	$ (2,436,838)	$ (2,436,838)

See independent accountants' review report and accompanying notes to the financial statements.

THE COMEBACK TRAIL LLC
STATEMENTS OF CASH FLOWS (unaudited)

Years Ended December 31, 2021 and 2020

	1900	1900
Cash flows from operating activities		
Net loss	$ (1,676,225)	$ (984,530)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Gain on forgiveness of debt	(724,317)	-
Amortization of film costs	637,274	3,136,418
(Increase) decrease in assets:		
Deposits and escrow	363,704	(863,591)
Film costs	(736,509)	(8,026,442)
Increase (decrease) in liabilities:		
Accrued interest and participation fees	2,664,629	2,780,000
Presale deposits	-	35,000
Net cash provided by (used in) operating activities	528,556	(3,923,145)
Cash flows from financing activities		
Proceeds from production loans and investments	-	7,407,280
NM incentive payments	4,431,134	
Repayments of production loans	(5,879,871)	(4,150,022)
Proceeds from PPP loan	774,317	774,317
Net cash provided by (used in) financing activities	(674,420)	4,031,575
Net increase (decrease) in cash and cash equivalents	(145,864)	108,430
Cash and cash equivalents at beginning of year	146,072	37,642
Cash and cash equivalents at end of year	$ 208	$ 146,072
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -
Supplemental Noncash Transactions		
Capitalized interest on production loans	$ -	$ 1,542,506

See independent accountants' review report and accompanying notes to the financial statements.

THE COMEBACK TRAIL LLC
NOTES TO THE FINANCIAL STATEMENTS (unaudited)

Years Ended December 31, 2021 and 2020

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of The Comeback Trail LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

The Comeback Trail LLC was organized on March 5, 2019 under the laws of the State of New Mexico, and is headquartered in Santa Monica, CA. The Company has completed the production of a full-length feature film titled "The Comeback Trail" and seeks to raise funds for the distribution and theatrical release of the film.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts. The Company maintains cash held by a third-party pursuant to its CAMA agreement, which are not considered cash and equivalents and are recorded under "deposits and escrow."

Income Taxes

The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of New Mexico. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Film Costs

Costs for film production are recognized in accordance with *ASC 926 Entertainment – Films*. Film costs include all direct negative costs incurred in the physical production of a film, including allocations of production overhead. Costs for films that are in development or not yet released are held and remain unamortized. Costs for films that have been released and are generating revenue are amortized using the "individuals-film-forecast-computation," which amortizes costs in the same ratio that current period revenue is recognized. Federal or state tax or production incentives are recognized as a reduction in unamortized film costs in the period received. Gross revenue is estimated based on current and future projections of the film's proceeds upon theatrical release and may significantly differ from actual proceeds earned.

Capitalized film costs are analyzed on an at-least-annual basis to determine if any impairment exists. Costs are considered to be impaired if and when management has determined not to continue to produce or develop a film, or if production has not commenced within three years after the date of the first capitalized transaction, whichever is earlier. Impaired costs are recorded as a loss in the period identified. During the twelve months from the date of these financial statements, the Company intends to conduct a public offering under Regulation Crowdfunding in order to raise funds to finalize the distribution and release of its films.

THE COMEBACK TRAIL LLC
NOTES TO THE FINANCIAL STATEMENTS (unaudited)

Years Ended December 31, 2021 and 2020

Participation and Exploitation Costs

Participation and exploitation costs include compensation, in part, by contingent payments that are based on the financial results of a produced and distributed film, based off contractual formulas within the individual investor agreements. Liabilities for participation costs are not accrued and expensed until i.) it is probable that there will be a sacrifice of assets to settle an obligation and ii.) a film is released and the Company begins to recognize revenue for that film. As of December 31, 2021 and 2020, and aggregate of $665,000 in guaranteed-return participation costs have been recognized.

Advertising costs

The Company expenses advertising costs as incurred. Cumulative advertising costs were approximately $162,000 from inception through December 31, 2021. These costs are included under the heading "general and administrative" on the statement of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II.   Identify the performance obligations in the contract
III.   Determine the transaction price
IV.   Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenues for theatrical distribution of feature films are recognized when the films are exhibited, while revenues from the licensing of feature films are recognized when the content is available to the licensee or when other contractual conditions are met. As of December 31, 2021 and 2020, no films had yet been release by the Company, thus no revenue has been recognized.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

THE COMEBACK TRAIL LLC
NOTES TO THE FINANCIAL STATEMENTS (unaudited)

Years Ended December 31, 2021 and 2020

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $2.5 million, has negative cash flows from operations since inception, and requires outside funding in order to continue its currently-limited operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship film product and services, and its ability to generate positive operational cash flow.

Although the Company intends to conduct an offering under Regulation Crowdfund during the year ended December 31, 2022, management has determined, based on its recent history and its liquidity issues that there is no guarantee that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has identified that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Film Costs

Through December 31, 2021, the Company's single film library consisted of the film titled "The Comeback Trail," which had generated approximately $10 million in gross receipts, primarily through the international markets. The Company estimates an additional $40 million will be made upon the theatrical release in domestic U.S. theater locations, however actual results may significantly differ from expectations. During the year December 31, 2021, the Company received a $4.4 million incentive rebate from the State of New Mexico, which was utilized to pay down funding.

	2020	2021
Total projected domestic revenue:	$ 40,000,000	$ 40,000,000
Total projected int'l revenue:	10,000,000	10,000,000
Total projected revenue:	50,000,000	50,000,000
Revenue earned in current period:	5,787,247	1,175,883
Percentage earned:	11.57%	2.35%
Total capitalized film costs:	26,353,758	27,090,267
Total reduction from NM incentives:	-	4,431,134
Prior amortization:	-	3,050,314
Current amortization:	3,050,314	637,274
Ending film costs, net:	23,303,444	18,971,545

Note 4 – Production Funding and Contingencies

During 2019 and 2020, the Company received approximately $25 million in investments and loans in order to fund the production and development of The Comeback Trail. The Company is subject to an amended and restated Collection Account Management Agreement (CAMA) with an entity based in the Netherlands. The CAMA stipulates which individuals/entities have a legal first right to payment and the order in which net profits will be paid. During the years ended December 31, 2020 2021, the Company paid the entirety of its senior financial institute funding in the amount of $4.795 million. The Company also fully paid its initial production loan (principal and interest) in the amount of $5.234 million.

As of December 31, 2021, the Company had the following balances recognized as liabilities:

One senior loan in the amount of $2.7 million, plus accrued participation costs of $405,000. The note does not bear interest until past maturity/in default, which occurs on August 1, 2022.

Three senior mezzanine lenders with aggregate principal balances of $7.4 million, carrying interest rates between 10% - 15% per annum, to be paid out of profits after the film's domestic theatrical release. Of these balances, $6.55 million of the balance is held by a related party.

Five mezzanine lenders with aggregate principal balances of $4.45 million, carrying interest rates between 10%-20% per annum, to be paid out of profits after the film's domestic theatrical release. Of these balances, $2 million is held by a related party.

Four third-party investors with guaranteed flat returns, initially investing an aggregate $1.3 million, with related participation costs/guaranteed fees in the amount of $260,000, to be paid out of profits after the film's domestic theatrical release.

The Company's majority and managing member is due a $450,000 executive producer fee, 14.5% preferred distribution of all net receipts, and an additional 25% of any residual amounts remaining after payments and exploitation fees.

All of the interest, premiums, and net revenue payments are considered participation and exploitation costs, which are contingently due and payable as the Company generates revenue from the film and the Company deems it probable that net profits will exist to distribute. No other participation costs have been recorded, as during 2021, the Company is not yet certain if the film will be released domestically if adequate funds are not raised, which would result in limited future revenue potential.

Several bonuses and fees will also be contingently payable if the Company releases its film domestically and additional guaranteed premiums will be paid to specified investors if the film undergoes a "streaming sale" and increase if the domestic box office reaches certain thresholds at varying amounts between $60 million and $100 million.

Other agreements with the senior mezzanine lenders and the managing members of the Company stipulate that any remaining net profits of the Company will be ratably split among the senior lenders and members. As a result, there is no guarantee that any other investors will realize any additional profits.

During both 2020 and 2021, the Company received PPP1 loan and PPP2 loan, each in the amount of $774,317. The loans carry interest at 1% per annum and mature between 2-5 years from date of the loan. During 2021, the PPP1 loan was forgiven in the amount $724,000, with the remaining $50,000 being periodically paid by an affiliate of the Company.

During 2020, the Company was party to an arbitration claim by an investor who claimed they never received the credits and benefits from their initial investment. The matter was settled privately and confidentially, with the Company receiving reimbursement for certain fees and costs associated with the arbitration.

Note 5 – Equity

As of December 31, 2021, the Company had two equity members who owned 51% and 49%, respectively. The 51% owner has also provided approximately $8 million of the total production funding.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession or economic downturn, logistics and supply chain issues, labor shortages, inflationary risks, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

THE COMEBACK TRAIL LLC
NOTES TO THE FINANCIAL STATEMENTS (unaudited)

Years Ended December 31, 2021 and 2020

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Subsequent Events

Management has evaluated subsequent events through July 22, 2022, which is the date these financial statements were available to be issued.

EXHIBIT B

Video Transcript

The Comeback Trail - <u>Official Trailer</u>

[Reggie]: "You're lyin'. "
[Max]: "Okay. I'm lying a little bit, but I'm a producer. That's what I do. And I will have your money in full. I promise you."
[Reggie]: You got 72 hours. After that, I choke you today. Mr. Pearson.

[Walter]: Come on, I'm not an idiot. You painted the most accurate portrait of our investor.
[Max]: Alright, we've been in trouble before, we always find a way out.

[James]: It's all over the street, you need money.
[James]: Why don't you guys come by the set? Frank Pierce is gonna be there.

[Walter]: Excuse me, Mr. Pierce, I'm so sorry to bother you. Can I get your autograph?
Frank screams and falls and crashes.

Clip

[TV News Reporter]: Frank Pierce was insured for $5 million.
[Max]: This scumbag. He doesn't shoot a frame, a film and he makes $5 million.
[Walter]: Well, how would you have felt if all he had to show for it was a lousy insurance check?
[Max]: Look I got a scam.
[Reggie]: What do you mean a scam?

Clip

[Max]: We make it look like we are actually putting together a movie. We heavily insure a star who will do his own stunts.
[Max]: You Duke Montana?
[Walter]: Yeah, that's Duke Montana. What are you doing, Duke Montana?
[Duke]: Come on, let's play a game of Russian Roulette.
[Max]: You are perfect for this particular part.

[Megan]: I really connected to the story.
[Walter]: Yeah, but Duke is like a Western, it's very masculine.

Duke fires a gun.

[Walter]: Oh!. Congratulations.
[Max]: Bang! We kill him in a stunt. He's dead and then we're rich. We're rich.

[Actor]: Action!

Duke screams

[Max]: Duke Montana, if you were alive right now I knew you would be saying.

Duke mutters.

[Max]: Duke, my god, you're alive.

[Max]: You don't know this guy. He's got like nine lives.
[Reggie]: It's not that hard to kill somebody!

[Max]: We're shooting this fantastic rope scene. It's going to be a real killer.

[Duke]: If it weren't for you I would be six foot under, up way around right now.
[Max]: Uh-uh.
[Reggie]: I'm going to hunt you down!

Clip

These people are ready to die for you.
[Max]: Not the best choice of words,

Clip

[Devin]: We in the biz niz.

Clip

[Duke]: Duke screams.

Clip

[Walter]: What kind of a human being are you?
[Max]: Well, I'm a producer.

[Duke]: How is it a guy making a $100 million dollar movie don't have a better car,
[Max]: I don't believe in audacious flamboyance.
[Duke]: What are you stealing?
[Max]: What? No.

Scene 1:

[Max]: "Hey Reggie. Glad you're here."

[Reggie]: "You know at first I thought I'd put a f**kin bomb in your car like that Mexican kid did in Church of Evil. Then I thought no, what I'll do is I'll stab 'im to death like Tony Perkins did to Janet Lee in Psycho."

[Devin]: "Now that motherf**ker really loved his mom."

[Reggie]: "Oh no, no, no, no, no, no, you know what I'll do? I'll push his ass down the stairs like Richard Widmark did to that old bat in kiss of death, remember Tommy Udo?

Reggie giggles

[Devin]: "I didn't see that."

[Max]: "Did you ever consider letting me go like Claude Rains did to John Garfield in *They Made Me a Criminal*.

[Reggie]: "Shit I hated that movie."

[Max]: "That's bad luck for you."

[Reggie]: "Unfortunately for you, Max, this is one time where life would not imitate art."

[Max]: "Reggie…Reggie, listen. I…I…I told you. This is the movie business and there was always a chance we could take a loss. I told you that."

[Reggie]: "A loss!? I just went by the theater, you haven't sold one god damn ticket! That's got to have been some sort of f**kin record."

[Max]: "Reggie you can't do this to me. It's not my fault, those god damn Catholics, they all go crazy. I mean they're f**kin nuts. They…they went crazy, in our theaters. But this is gonna blow over, wait and see, wait and see. All this press is great for us, you can't buy this kind of publicity."

[Reggie]: "Listen to me Max. This piece of shit cost me $350,000. I want my money back. All of it."

[Max]: "Yeah, but I don't have your money. It's up on the screen."

[Reggie]: "Sure hit, that's what you said."

[Max]: "I said that?"

[Reggie]: "Yeah."

[Max]: "I said that?"

[Reggie]: "Guaranteed hit."

[Devin]: "We heard you say that bulls**t."

[Max]: "Reggie, come on, I'm a producer, you can't always believe every word I say when I'm trying to raise money. I mean I got carried away, that's normal. Just give me time, give me time, and I'll have your money. I promise."

[Reggie]: "You're lyin"

[Max]: "I'm not lyin'... well I might be a little bit, but I'm a hustler, I'm a producer, that's what I do. And I will, I promise you, I will look every nook, every cranny, I will leave no stone unturned. I will leave no resource untapped until I have your money in full, I promise you."

[Reggie]: "You think."

[Max]: "Yeah, of…of course."

[Reggie]: "Alright, you got 72 hours."

[Max]: "72 hours."

[Reggie]: "After that, I choke you to death."

[Max]: "Like Tony Curtis in the Boston Strangler?"

[Reggie]: "You bet."

[Max]: "Ok…I like that movie."

Scene 2:
Max gets out of his car and starts sawing the bridge of the scene.
Bird chirp.

[Walter]: "Great job on the bridge, it's more brown. No, it's beautiful."

[Set Member]: "I'm sorry, I'm actually seeing someone else right now."

[Duke]: "Can I talk to you fellas for a minute?"

[Walter]: "What can we do for you?"

[Duke]: "I'm not too sure how to say this."

[Max]: "You can tell us anything."

[Duke]: "Alright then. I really don't want to get out there on that bridge."

[Walter]: "Oh, but Duke, this is the scene where you cross the gorge into the sacred and forbidden Indian burial ground where you awaken the spirit of your great grandfather, therefore revealing to your character and to your audience that you're actually 1/8th Indian."

[Duke]: "I don't care why I'm crossing the goddamn gorge, I don't like heights."

[Max]: "The great Duke Montana doesn't like heights?"

[Duke]: "That right there is the reason I don't tell anybody about it."

[Max]: "Look, if we don't get this incredibly poignant and important scene, the one that will win you your Academy Award, you want that, and I know you do. There's no way that you can't cross that bridge. You have to cross that bridge. "

[Duke]: "That's easy enough to say from where you're standing. I'll see you fellas when you finally wait for me to reach the burial ground."

[Max]: "Perhaps a little liquid courage would help? What do you think?"

[Duke]: "No."

[Max]: "You sure?"

[Duke]: "No."

[Walter]: "Uhhh, you know what Duke, you're right. It is easy to say from where we're standing, but look."

Walks over to the bridge to demonstrate

[Max]: "Walter, what are you doing?"

[Walter]: "Don't worry uncle Max."

[Max]: "Yeah, but what're you doing?"

[Walter]: "Don't worry."

[Max]: "Wa..Walter!"

[Walter]: "See?!" Duke, it's perfectly safe."

[Duke]: "Sure, when you're that close to solid ground, but what about when you're out in the middle?"

[Walter]: "Alright."

[Max]: "Is this, is this really necessary?"

[Walter]: "It's ok, it's ok uncle Max."

Walks to the middle of the bridge

[Duke]: "I hope he puts his money where his mouth is."

[Walter]: "Are you convinced for the scene now Duke? Look!"

[Duke]: "Go a little bit further out."

[Walter]: "Oh, ok."

[Max]: "No no no, Walter, Walter."

Walter walks further

[Walter]: "Now?"

[Duke]: "No! Get further on out there."

[Max]: "Walter! Walterrrrr. Enough! Stop! The scene is not worth it. Come back!"

[Walter]: "It's ok Uncle Max, it doesn't matter, we can't shut down. We're making the greatest movie ever." It's totally fine."

Jumps on the bridge

[Duke]: "That is the kind of passion and commitment to the project that gets my blood rolling. You have yourself a scene."

[Walter]: "You got this Duke!"

[Max]: "Ok…Ok."

[Walter]: "Let's shoot!"

Max takes a swig from his flask

[Camera Man]: "Rolling!"

They shoot the scene and Duke runs with the other characters to the bridge. Duke shoots and runs onto the bridge. Max mutters "no, no, no" when the other characters come to the bridge.

[Megan]: "Reset, let's go again!"

[Camera Man]: "Back to one!"

[Max]: "Megan. How 'bout, how about if we do another one right from the same setup and let them all come towards us, Duke coming first. That way we get two choices, two different angles, but from the same setup."

[Megan]: "Are you crazy? The shadows would never match.

[Max]: "Wellll, it'll be a little off, but it'd still be worth trying.

[Megan]: "Hurry up people!"

[Camera Man]: "Come on!"

[Duke]: "Hey, I think I'm over my fear of heights!"

[Walter]: "Yeah Duke!"

Walter claps

[Duke]: "Duke Montana is not afraid of heights!"

The rope starts to break.

[Duke]: "RUNN!"

[Indian character]: "Everybody clear the path!"

Duke and characters start running, but Duke falls through the bridge.

[Megan]: "Oh my god. Oh my god!"

Duke latches another rope onto the bridge to help him up and save himself.

Everyone shouts with excitement.

[Megan]: "Did you get it? Tell me you got it."

59

Walter chants "Duke Montana"
[Max]: "Good job, Duke."

Scene 3:
Max walks into a party
[Jimmy]: "Security, security. Who the f**k let this guy in here? Max Barber."
[Max]: "Jimmy Moore."
[Jimmy]: "I prefer James."
[Max]: "I remember when you were just a kid."
[Jimmy]: "That was a long time ago, Max."
[Max]: "Things have changed."
[Jimmy]: "Hmm, yeah."
[Max]: "Can we go somewhere private to talk?"
[Jimmy]: "Sooo… let me guess. You need money?"
[Max]: "Haha, is it that obvious?"
[Jimmy]: "Nope. I can't tell from your eyes. I can't tell from your posture. You always concealed your motives well. That's one of the many things I learned from working with you, Max. Never let 'em know what's really going on inside of you. Sit down! "
Max sits.
"It's all over the street, Max. You owe $350,000 to Reggie Fontaine for your latest."
[Max]: "Look Jimmy, I mean James. It's all short-term, believe me."
[Jimmy]: "Oh, oh. You got a whole string of hints you're putting together? I'm just messing with you, I'm just messing with you, Max. I'm happy to give it to you, for old time's sake."
[Max]: "Thank you."
[Jimmy]: "I'm just gonna need one thing in return. Terry Miller's script, *Paradise,* I want it."
[Max]: "I…no…Jimmy…I..no…no."
[Jimmy]: "It's the best script I've ever read. It's a guaranteed best picture for me and I want it."
[Max]: "I…I…I can't. Anything but that."
[Jimmy]: "You can't get it made, Max. It'll cost $10 Million to make that picture the right way. I can get that kind of money in a heartbeat. You can't put that kind of money together in a dozen lifetimes. Why are you being so goddamn stubborn?"
[Max]: "It's because that script is my baby, it's what keeps me going, Jimmy I can't do it."
[Jimmy]: "You forget who brought it to you?"
[Max]: "Yeah, you did. So what? Look who put all the work into it. Look who the f**k is willing to hand over all the rights. No. I did. You know what courage that took?"
[Jimmy]: "You had a chance to make it years ago when you were almost somebody."
[Max]: "Yeah, you wanted to make it with Frank Pierce for christ sake."
[Jimmy]: "Frank Pierce is a movie star!"
[Max]: "Frank Pierce is wrong! He's wrong for the part, He's dead wrong. He'll ruin it, come on!"
[Jimmy]: "At least it would've been something to ruin."
A few seconds of silence
"$350,000, Max. I can write you the check right now. I get that script once and for all and you avoid a shallow grave.
[Max]: "I can't do it. I can't do it."
[Jimmy]: "$500,000, Max."
[Max]: "Absolutely not. I can't."

[Jimmy]: "750."

[Max]: "Uhh…I can't. I can't."

[Jimmy]: "Alright, a million dollars, Max."

[Max]: "A million…No…no, no, no… I can't…no…no f**kin way am I gonna let you have that script. Every scene is perfect, every word is a gem. You're beneath that script, you don't deserve it. I'm never gonna let you have it, I'm never gonna let you have it. You're just gonna ruin it, you're gonna ruin it. You're gonna ruin it like the Frank Pierce… you… you can't just give me the money"

[Jimmy]: "Fine! Let Reggie kill you, I'll just make it with Walter since you'll be dead"

[Max]: "You know what, you know what? I'll will that script to Ed Wood before I let you get your greasy f**kin hands on it."

[Jimmy]: "Yeah say hi to Reggie, you stubborn son of a b**ch."

[Max]: "Yeah, you say hello."

[Jimmy]: "You know, you make f**kin garbage..."

Max walks off

Knock on door

[Set Member]: "We're ready Mr. Montana." *Pause.* "Mr. Montana?"

[Duke]: "Yo! Be right there.

[Camera Man]: "Duke Montana. Avon used cars,. scene 1. take one."

[Duke]: "Hi, I'm Duke Mon…." *Clears throat.* "Sorry, we'll go again. Keep rolling."

[Set Member]: "It's fine, we're shooting on video tape."

[Duke]: "What?"

[Set Member]: "It's the latest thing, we're always rolling, so ready whenever you are, Duke."

[Duke]: "Alright, I'm Duke Montana and I'm here to talk to you about my good friend, Big Big Earl. From the Rio Grande to the Rocky Mountains, Big Earl always has a square deal at Avon used cars." *Winks.* "Well, I guess we got the LCE boys at vasquez through the rocks at the wag shop."

[Max]: "Walter, you're my nephew. If anything, god forbid, were to happen to me, all this would be yours. So I suppose you have the right to know what's going on. Now, we both know Jimmy Moore has wanted *Paradise* for forever.

[Walter]: "Yeah."

[Max]: "Well last night, he made me an offer to buy the script."

[Walter]: "How much?"

[Max]: "It was, it was a lot."

[Walter]: "How much is a lot?"

[Max]: "A million dollars."

[Walter]: *Chuckles.* "A million dollars. What did you say?"

[Max]: "What do you think I said?"

[Walter]: "I would imagine you said yes."

[Max]: "I said no."

[Walter]: "What?! Are you ki… it's a million dollars. "

[Max]: "Walter, what are we if we don't have our dreams?"

[Walter]: "Rich."

[Max]: "Walter… no, no, no, no. This script, *Paradise,* is one of the greatest scripts ever written. We'd win Academy awards. Me and you up there on the stage, takin' bows. Up at the podium, thankin' each other. Thanking each other. "

[Walter]: "But a million dollars. I mean, I mean… with a million dollars, we'd not only be at a high, we…we'd be livin' the good life. With a million dollars, we could make a dozen more movies. "

[Max]: "Man, I can't stand the thought of him making this film. After all the work I did, why should he be doing this? Why should he be taking bows, receiving accolades, when I did all the f**king work. It was me, me…ME! Don't you get that?! ME!"

[Walter]: "I'm not an idiot, I know you're in trouble."

[Max]: "In trouble? What, what do you mean trouble?"

[Walter]: "Come on, the flowers, and…and…and the shovel and the lie and someone saying 48 hours. Come on, I'm not an idiot."

[Max]: "What exactly are you getting at?"

[Walter]: "Well I think that you haven't painted the most accurate portrait of our investor, Mr. Fontaine."

[Max]: *Chuckles.* "Walter, sometimes you stun me with your ability to connect the dots, it's amazing."

[Walter]: "Alright, don't patronize me. Yes, you're being very patronizing."

[Max]: "I'm not patronizing."

[Walter]: "Yes, you are, you're talking down like I'm your nephew."

[Max]: "I'm not patr… alright! Yes alright, we're in trouble. We've been in trouble before, we're always in trouble. We always find a way out Walter. That's what we do. We're Miracle Motion pictures. What's our motto?"

[Walter]: "Stop with the motto. Ok, look, you…you were talking about miracles yesterday."

[Max]: "Yeah?"

[Walter]: "How they're out there. All we have to do is recognize them when they present themselves. I'll tell you what a miracle is. It's a miracle that Jimmy Moore wants to cut you a check for a million dollars, which would save your life. All for some stupid script."

[Max]: "What…stupid…what did you just say? Stu…stupid script? What the f**k are you talkin' about? Wa..walter what are you saying? Take that back! You take that back right now. Take that back right now! Walter!"

[Walter]: "For once in your life, please be practical. Sell the script, take the money. Let's…let…let's look at this place. Turn our lives around. Turn your life around while you still got it. It's the adult thing to do."

[Jimmy]: "So then we all agree. A million two."

[Max]: "Yeah…Yeah."

[Jimmy]: "Boom. I'm proud of you, Max. It's the adult thing to do."

[Walter]: "That's exactly what I said, Jimmy. James."

[Jimmy]: "And, um, I'll have the paperwork drawn up and over to you by 6 o'clock tonight. And in the spirit of being an adult, here is a down payment. $350,000." *Hands over check.* "So that you can, uh, take care of your investor issues. Take it Max. Again, it's the adult thing to do."

Max starts wailing.

"He's kidding, right?"

[Walter]: "He's not kidding. Hey, hey, hey. Stop it. Hey. We're gonna find you another great script. *Max continues to wail.* Shh, shhh, sh. "

[Jimmy]: "Why don't you guys come by the set. Ok, it's the first day of shooting. Frank Pierce is gonna be there. He's gonna perform a terrific stunt. "

[Walter]: "Frank Pierce is my favorite actor."

[Jimmy]: "Oh, well I'm gonna cast him as the lead in *Paradise.*"

Max cries while Walter chuckles in excitement.

[Walter]: "That's exciting. We love Frank Pierce."

[Walter]: "Wow, a real movie set."

[Max]: "Come on, you've been on a set before."

[Walter]: "Frank's right there."

[Jimmy]: "He certainly is. You wanna go say hi?"

[Walter]: "I don't think I could. I don't want to bother him."

[Jimmy]: "It's no bother, I called ahead and told him you were coming and he said as soon as you got here to just go right over…"

[Walter]: "Ok, I'll be right back."

[Max]: "You know Frank's wrong for Paradise."

[Jimmy]: "He's a movie star, Max. One of the biggest in the world. With him, the picture gets an automatic green light."

[Max]: "But he doesn't have the gravitas to play the lead character. This is a…a story about dreams, the structure in men's souls. It's about a man who refuses to conform, who goes on a quest to find a more perfect world. A world where he fits in. And as fate would have it, he gets shipwrecked and simple island people have no words for greed, avarice, murder. It's completely alien to their culture. And again, as fate would have it, all he possesses goes down with the ship, except for one gold coin he has in his pocket. The natives had never seen anything so bright, so beautiful, and they all end up killing each other to possess it."

[Jimmy]: "Yeah…yeah…yeah Max, I know the goddamn story."

[Max]: "Well, well then you know that you don't need a Hollywood pretty boy to play this part. He's someone who's not happy with the way things are. He's looking for a better world, who's tortured and living in an alternate universe. But ultimately, is forced to confront the demons of his own reality."

[Jimmy]: "You sound like you'd be perfect for the part."

[Max]: "Really?"

[Jimmy]: "No. I'm giving it to Frank Pierce."

[Max]: "F**k you. Prick."

[Set Member]: "Give me a second, I'll get you strapped up, bud."

[Frank]: "There you go, darlin'."

[Walter]: "Excuse me, Mr. Pierce. I'm so sorry to bother you, I'm Walter Kreeson, James said I could say hi."

[Frank]: "Oh right, hey, yeah, yeah, yeah…Jimmy's friend, hey. Nice to meet ya'."

[Walter]: "Nice to meet you. Hey, can I shake your hand, I am..I am your biggest fan

[Set Member]: "Frank, Frank, Frank, hey one second here, buddy."

[Frank]: "Would you calm down, please."

"Hey"

Shakes Walter's hand

"Not like I haven't done this a million times before, you know what I mean?"

[Walter]: "He's Frank Pierce, I think he knows what he's doin'. Hey, can I get your autograph?"

[Frank]: "Yeah. Sure"

[Walter]: "Here's a pen."

[Frank]: "You got it."

Frank falls down the side of the building.

[Walter]: "FRANKKK!"

[Max]: "Looks like that's lunch."

63

[Max]: "Such a wonderful day, yes a wonderful day, I just saw a movie star fall away. Hah! Walter. Walter. Did you see the look on his face?"

[Walter]: "Look on his face?"

[Max]: "How could you see the look on Frank's face, he was 20 stories down. I'm talking about Jimmy. Watching his dreams implode just like Frank's head when he hit that bus. That look was f***kin' priceless! Priceless! I loved it. I loved it. I loved it. I loved it. And I have you to thank for that Walter."

[Walter]: "What? Why me?"

[Max]: "Because if you hadn't twisted my arm to screener's guild, this whole thing wouldn't have happened."

[Walter]: "Oh GOD!"

[Max]: "You're right, Walter. Oh god! It's time that I actually believe in the big guy upstairs. I believe in you."

Blows kisses in the air to God.

[Walter]: "What you're saying is so incredibly horrible."

[Max]: "Shame for a moment. That's what it's called. That's what the Germans call it. It derived from the misfortune of others. Leave it to the crowds to come up with an actual word for it. I don't want this party to end. I want to go back to my place and I wanna get drunk. "

[Walter]: "I think I'm gonna throw up."

[Max]: "You can do whatever you want. I'm going back there and I am going to get drunk. It's so great!"

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY FILMCAPITAL.IO (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS

MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: The Comeback Trail LLC
        201 Santa Monica Blvd
        Ste 300
        Santa Monica, CA, 90401

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Senior Mezzanine Debt Units (the "Securities"), of THE COMEBACK TRAIL, LLC, a New Mexico limited liability company (the "Company"), upon the terms and conditions set forth herein. The Securities offered represent debt obligations to be paid *pari passu* with rights attributable to Zen Ventures in connection with its Senior Mezzanine Loan and rights to receive a certain percentage of the Net Profits of the motion picture, "The Comeback Trail" (collectively, the "Senior Mezzanine Debt Units") under that certain Amended and Restated Collection Account Management Agreement dated as of January 14, 2021 (the "CAM Agreement").

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $1,070,000. The Company may accept subscriptions until December 31, 2022 (the "Termination Date"). The Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The Company has the right to extend the Termination Date at its discretion.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by North Capital Inc. (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the appointed transfer agent (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of New Mexico. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities.</u> The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(d) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance,

4

injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at 7/26/2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Fruci & Associates II PLLC which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation.</u> There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber.</u> By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority.</u> Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

   EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

The Comeback Trail LLC
201 Santa Monica Blvd
Ste 300
Santa Monica, CA, 90401

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

    (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    (b) This Subscription Agreement is not transferable or assignable by Subscriber.

    (c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    (d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

    (e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

    (f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

    (g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

9

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(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

THE COMEBACK TRAIL LLC]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Senior Mezzanine Debt Units of The Comeback Trail LLC, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Senior Mezzanine Debt Units the undersigned hereby irrevocably subscribes for is:

$_____

(print aggregate purchase price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____	_____
Signature	Signature
_____	_____
Name (Please Print)	Name (Please Print)
_____	_____
Email address	Email address
_____	_____
Address	Address
_____	_____
_____	_____
Telephone Number	Telephone Number

_____	_____
Social Security Number/EIN	Social Security Number
_____	_____
Date	Date

* * * * *

This Subscription is accepted

on _____, 2022

[COMPANY]

By: _DocuSigned by:_

Phil Kim

94189B62477344A...

Name: Phil Kim

Title: Manager

12

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EXHIBIT D

CAM Agreement



FREEWAY

Collection Account Management Agreement

THE COMEBACK TRAIL

Dated as of the 11th day of June, 2020

0

COLLECTION ACCOUNT MANAGEMENT AGREEMENT

RE: "THE COMEBACK TRAIL"

AGREEMENT dated as of the 11th day of June, 2020

AMONG:

(1) **FREEWAY CAM B.V.** (a company registered under the laws of The Netherlands at Herikerbergweg 238, Luna Arena, 1101CM, Amsterdam Zuidoost, Netherlands) c/o Andrássy út 12, 1061 Budapest, Hungary ("**FCAM**");

(2) **STICHTING FREEWAY CUSTODY** (a foundation registered under the laws of The Netherlands at Herikerbergweg 238, Luna Arena, 1101CM, Amsterdam Zuidoost, Netherlands) c/o Andrássy út 12, 1061 Budapest, Hungary ("**FCustody**"); and

(3) **THOSE PERSONS, FIRMS OR OTHER ENTITIES SPECIFIED IN SCHEDULE 1 HERETO** (together with FCAM and FCustody "**Parties**" and individually "**Party**" which expressions shall include each of the Parties successors in title and assigns).

IT IS HEREBY AGREED that the Parties jointly appoint FCustody to open and maintain the "Collection Account" (as defined herein) and that FCustody accepts such appointment.

Furthermore, it is hereby agreed that the Parties jointly appoint FCAM as their sole and exclusive agent to administer the collection and distribution of Collected Gross Receipts on behalf of the Parties in accordance with the provisions of the Schedules hereto and FCAM's Standard Terms of Agreement (attached hereto and incorporated by this reference) and that, in consideration of FCAM's Remuneration (as defined herein), FCAM accepts such appointment and agrees to perform the services set out in this Agreement. In the event of a conflict between FCAM's Standard Terms of Agreement and the Schedules, the Schedules shall control.

1

"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 1

Names and Addresses of the Parties

- **THE COMEBACK TRAIL LLC**, c/o Harris Tulchin & Associates. Ltd., 201 Santa Monica Blvd., Suite 300, Santa Monica, CA 90401, United States of America, attention: Richard Salvatore (email: richysal@aol.com) ("**Producer**" which expression shall be deemed to include its successors in title and permitted assigns);

- **STORYBOARD MEDIA, LLC**, 1524 Cloverfield Ave., Suite F, Santa Monica, CA 90404, United States of America, attention: Elisabeth Costa de Beauregard, (email: elisabeth@storyboard.film), with copies to: RAMO LAW PC, 315 South Beverly Drive, Suite 210, Beverly Hills, California 90212, United States of America, attention: Erika Canchola (email: erika@ramolaw.com) ("**Sales Agent**" which expression shall be deemed to include its successors in title and permitted assigns);

- **EMPIRE MEDIA PARTNERS F/S/O STEVEN TYLER SAHLEIN AND JUSTIN CALVILLO**, 9454, Wilshire Blvd. Suite 600, Beverly Hills CA, 90211, United States of America, attention: Steven T. Sahlein and Justin V. Calvillo (emails: steve@empfund.com, justin@empfund.com) ("**Empire Media**" which expression shall be deemed to include its successors in title and permitted assigns);

- **RAPID FARMS PRODUCTIONS LIMITED**, 15 Golden Square, London, W1F 9JG, United Kingdom, attention: Directors, (email: COMEBACK@theingeniousgroup.co.uk) ("**Rapid Farms**" which expression shall be deemed to include its successors in title and permitted assigns);

- **CITY NATIONAL BANK**, 400 N. Roxbury Drive, Beverly Hills, CA 90210, United States of America, attention: David Acosta, (email: David.Acosta@cnb.com) with copies to: Babok & Robinson, LLP, 9201 Wilshire Boulevard, Suite 303, Beverly Hills, California 90210, United States of America, attention: Barry Babok (email: barry@babokrobinson.com) ("**CNB**" which expression shall be deemed to include its successors in title and permitted assigns);

"The Comeback Trail" – Collection Account Management Agreement

- **ZEN VENTURES INC.**, 401 Wilshire Blvd, Suite 1065, Santa Monica, CA 90401, United States of America, attention: Phillip Kim (email: phil@storyboard.film), with copies to: RAMO LAW PC, 315 South Beverly Drive, Suite 210, Beverly Hills, California 90212, United States of America, attention: Erika Canchola (email: erika@ramolaw.com) ("**Zen Ventures**" which expression shall be deemed to include its successors in title and permitted assigns);

- **CANAL PRODUCTIONS INC., F/S/O ROBERT DE NIRO**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Josh Lieberman (email: jlieberman@caa.com), with copies to: Grubman Shire Meiselas & Sacks, P.C., 152 W. 57th Street, 31st Floor, New York, NY 10019, United States of America, attention: Peter Grant, Esq. (email: PGrant@gispc.com) ("**Canal Productions**" which expression shall be deemed to include its successors in title and permitted assigns);

- **JAVELINA FILM COMPANY, F/S/O TOMMY LEE JONES**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Josh Lieberman (email: jlieberman@caa.com), with copies to: JRSND, 1880 Century Park East, Suite 900, Los Angeles, CA 90067, United States of America, attention: Bill Jacobson, Dale de la Torre (emails: wpj@jrsnd.com, daled@jrsnd.com) ("**Javelina**" which expression shall be deemed to include its successors in title and permitted assigns);

- **M THREE, INC., F/S/O MORGAN FREEMAN**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Fred Specktor (email: fspecktor@caa.com), with copies to: Sloane, Offer, Weber and Dern, LLP, 10100 Santa Monica Boulevard, Suite 750, Los Angeles, CA 90067, United States of America, attention: Jason Sloane and A.J. Brandenstein (emails: jason@sowdllp.com; aj@sowdllp.com) ("**M Three**" which expression shall be deemed to include its successors in title and permitted assigns);

- **CREATIVE ARTISTS AGENCY**, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Sheldon Sroloff (email: ssroloff@caa.com) ("**CAA**" which expression shall be deemed to include its successors in title and permitted assigns);

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"The Comeback Trail" – Collection Account Management Agreement

- **FILM FINANCES, INC.**, a company incorporated under the laws of California, whose principal place of business is at 9000 W. Sunset Blvd. Suite 1400, West Hollywood, CA 90069, United States of America, attention: Gregory Trattner (email: gregory@ffi.com) ("**Completion Guarantor**" which expression shall be deemed to include its successors in title and permitted assigns);

- **SCREEN ACTORS GUILD-AMERICAN FEDERATION OF TELEVISION AND RADIO ARTISTS**, 5757 Wilshire Boulevard, 7th Floor, Los Angeles, CA 90036, United States of America, attention: Rashan Hall (emails: CAMAcompliance@sagaftra.org, rashan.hall@sagaftra.org, ("**SAG-AFTRA**" which expression shall be deemed to include its successors in title and permitted assigns);

- **DIRECTORS GUILD OF AMERICA INC**, 7920 Sunset Boulevard, Los Angeles, CA 90046, United States of America, attention: CAMA Residuals Administrator (email: cama@dga.org) ("**DGA**" which expression shall be deemed to include its successors in title and permitted assigns); and

- **WRITERS GUILD OF AMERICA, WEST, INC.**, for itself and on behalf of **WRITERS GUILD OF AMERICA, EAST, INC.**, 7000 West Third Street, Los Angeles, CA 90048, United States of America, (email: cama@wga.org) ("**WGA**" which expression shall be deemed to include its successors in title and permitted assigns).

SCHEDULE 2
Definitions

In this Agreement the following words and expressions shall have the meanings hereby ascribed to them which meanings shall apply to this Agreement, including FCAM's Standard Terms of Agreement and the Schedules hereto:

"Accounting Currency"	United States dollars ("USD");
"Accounting Period"	one of the individual periods described in Clauses 4.1, 4.2 and 4.3 of FCAM's Standard Terms of Agreement;
"Additional Union Payments"	if applicable, amounts payable with regard to union related obligations of the Producer other than those paid from the Residuals Set-Aside, namely IA and as advised to FCAM by Producer and/or the Payroll House;
"Agreement"	this collection account management agreement (including the Schedules hereto and FCAM's Standard Terms of Agreement) made between the Parties hereto;
"Assumption Agreement(s)"	any or all of the following as applicable: a Distributor's Assumption Agreement, a Buyer's Assumption Agreement and a Literary Materials Assumption Agreement (as these terms are used in the applicable Basic Agreements);
"Basic Agreement(s)"	collectively, the SAG-AFTRA Basic Agreement, the DGA Basic Agreement and the WGA Basic Agreement to which the Producer is bound or otherwise obligated to honor, as amended, modified or expanded;
"Beneficiary(ies)"	those Persons specified in Schedule 4;
"Benefit Plan Contributions"	any pension, health and welfare contributions that are or may become due to be paid on behalf Guild-Represented Employees under the Basic Agreements;

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"The Comeback Trail" – Collection Account Management Agreement

"Bond Holdbacks"	any and all outstanding guaranteed compensation due to any producer, director, or writer who agrees to defer such guaranteed compensation as a requirement for the closing of the bond as notified to FCAM by the Producer;
"Bonuses"	bonus payments to Beneficiaries based on Schedule 5.1 following notification of the Producer;
"Business Day"	any day excluding Saturdays, Sundays and any days which are public holidays in the country in which any of the Parties has its principal place of business;
"CNB Debt"	an amount equal to all sums due, owing or outstanding to CNB pursuant to the CNB Loan Agreement and the Security Agreements (as such expression is defined in the interparty agreement among certain parties related to the Film). The exact total of the CNB Debt shall be as timely notified by CNB to FCAM (with a copy to Rapid Farms) and FCAM shall be entitled to rely on the accuracy of such notice;
"CNB Loan Agreement"	the loan agreement dated on or about the date hereof between CNB and Rapid Farms relating to the Film;
"Collected Gross Receipts"	all Gross Receipts actually received in or credited to the Collection Account, and interest thereon and the Deemed Collected Gross Receipts;
"Collection Account"	a designated, segregated bank account held in the name of FCustody on behalf of each of the Beneficiaries in proportion to their respective Entitlements under this Agreement, and referring to the name of the Film into which all Gross Receipts are paid, established with;

East West Bank ("**CA Bank**")

Bank address: 135 N. Los Robles Ave.,

6

	Suite 600, Pasadena, CA 91101
ABA:	322 070 381
SWIFT Code:	EWBKUS66
Account Name:	Stichting Freeway Custody Re: The Comeback Trail
Account Number:	8003 1250 70;

"Completion Agreement" the producer's completion agreement dated on or around the date hereof, between the Completion Guarantor and the Producer relating to the Film;

"Completion Guarantee" the completion guaranties issued by the Completion Guarantor with respect to the Film dated on or around the date hereof, between Completion Guarantor and (i) CNB and (ii) Rapid Farms, pursuant to which the Completion Guarantor has given certain undertakings with regard to the completion of the production of the Film in accordance with the terms and conditions thereof;

"Completion Guarantor Advances" all sums advanced by the Completion Guarantor pursuant to the Completion Guarantee and any interest, expenses, costs, claims, demands, losses and liability incurred in connection therewith and other amounts which the Completion Guarantor is entitled to be paid thereof as is for the time being outstanding, together with interest thereon, and which the Completion Guarantor is entitled to recover pursuant to the terms of the Completion Agreement or Completion Guarantee. The exact amount of the Completion Guarantor Advances shall be as notified to FCAM from time to time by the Completion Guarantor in writing, whereby FCAM may rely on the accuracy of such notification(s);

"Completion Guarantor Recoupment Notice"	a written notice from the Completion Guarantor to FCAM notifying FCAM that the Completion Guarantor has been repaid all of the secured sums in full;
"Deemed Collected Gross Receipts"	all Gross Receipts received by or credited to a Party or a Beneficiary or any other third party, which ought to, in accordance with this Agreement, have been credited to the Collection Account. For the avoidance of doubt, any Prior Disbursement Gross Receipts shall for the purpose of calculating the Residuals Set-Aside and Payable Residuals be Deemed Collected Gross Receipts. The Producer shall promptly notify FCAM and the Guilds of any such Person receiving Prior Disbursement Gross Receipts and the exact amounts and the source of such Prior Disbursement Gross Receipts;
"Deferred Sales Fee"	5% of all Collected Gross Receipts derived from the Sales Agent Territory, calculated retroactively to first dollar of all Collected Gross Receipts derived from the Sales Agent Territory and prospectively;
"Delivery Date"	the date upon which the Film is delivered in accordance with the provisions of the Completion Guarantee;
"DGA Basic Agreement"	the applicable DGA collective bargaining agreement, to which the Producer is bound or otherwise obligated to honor, as amended, modified or expanded;
"DGA Final Credits List"	a summary of the customary details necessary for the Payroll House to process and issue Residuals payments to DGA Represented Employees in accordance with their respective credits that have been approved by the DGA;

"DGA-Represented Employees"	all Persons whose services in connection with the Film are subject to the applicable DGA Basic Agreement;
"Distribution Agreement(s)"	every agreement in connection with the exploitation, distribution, sale, leasing, license, exhibition, transmission, or any other form of exploitation, or any associated rights, merchandising, secondary, publishing, allied or ancillary rights of the Film or the Rights in any part of the Territory through any existing or future product, service or platform;
"Distributors"	those Persons who have entered or will enter into Distribution Agreements;
"Distributor's Assumption Agreement"	an agreement set forth in the Basic Agreements wherein a Distributor assumes the payment of Residuals that have or will become due to the Guild-Represented Employees;
"Distributor's Report"	a written statement from each Distributor showing Gross Receipts derived from exploitation of the Film by such Distributor, and, to the extent that such information is customarily included by the applicable Distributor in its statements, the date of the first exhibition (as applicable) on television or in Supplemental Markets (as defined in the applicable Basic Agreement) and whether such exhibition was on network television, and if so, whether in prime time;
"Domestic Sales Fee"	unless a Distribution Agreement with Saban as Distributor is entered into (in which case no Domestic Sales Fee shall be payable to any of the Parties), (i) 5 percent of Collected Gross Receipts derived from the Domestic Territory payable to the CAA; and additionally (ii) 5 percent of Collected Gross Receipts derived from the Domestic Territory payable to the Sales Agent;

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"The Comeback Trail" – Collection Account Management Agreement

"Domestic Territory"	the United States and Canada and their respective territories and possessions (including US and Canadian military bases, embassies, and oil rigs, wherever situated, and ships and airlines flying the flags of the U.S. and Canada);
"Entitlement(s)"	that part of the Collected Gross Receipts payable to a Beneficiary pursuant to the terms of this Agreement;
"Equity Investments"	the equity investments payable to the Equity Investors as follows:

Lake Vermillion - USD500,000;
Flashner Trust - USD300,000;
Progressive - USD250,000;
Culton - USD250,000;

"Equity Investors"	Lake Vermillion; Flashner Trust; Progressive; Culton;
"Equity Premium"	a twenty percent premium on each Equity Investment;
"Executing Parties"	FCAM, FCustody, the Producer, Zen Ventures, the Sales Agent, Empire Media, Rapid Farms, CNB, Completion Guarantor, and the Guilds;
"FCAM Expenses"	all of the bank charges incurred by the FCAM in relation to its duties and obligations hereunder, and, to the extent provided for in this Agreement, FCAM's audit and legal fees and expenses, costs, related costs, including but not limited to those expenses incurred by the FCAM on behalf of one or more of the Parties or Beneficiaries. FCAM has a discretionary right to retain monies in the Collection Account in order to create a reasonable

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"The Comeback Trail" – Collection Account Management Agreement

	reserve not to exceed USD2,500 per annum for the term of this Agreement to defray the FCAM Expenses;
"FCAM's Remuneration"	the sum of USD5,000 payable to FCAM from first Collected Gross Receipts together with a fee of 1% of all Gross Receipts (excluding the New Mexico Incentive Proceeds) until the aggregate of all Collected Gross Receipts reaches an amount of USD1,500,000. No fee on the next USD500,000 of Gross Receipts and thereafter 0.75% of all next Gross Receipts until the aggregate of all Collected Gross Receipts reaches an amount of USD4,000,000 and thereafter 0.5% of all next Gross Receipts until the aggregate of all Collected Gross Receipts reaches an amount of USD7,500,000 and thereafter 0.35% of all further Gross Receipts going forward;
"Film"	the feature film provisionally entitled "The Comeback Trail" a brief specification of which is set out in Schedule 3;
"Forum"	the venue for legal proceedings being Los Angeles, California;
"Gap Lender"	Zen Ventures;
"Gap Loan"	the amount of USD1,000,00 payable to the Gap Lender;
"Gap Premium"	the premium of ten percent per annum payable on the Gap Loan the exact amount as notified to FCAM by the Producer;
"Gross Receipts"	all monies or any other proceeds (including, but not limited to, non-refundable advances, non-refundable guarantees (whereby FCAM may rely that all such amounts are non-refundable unless FCAM is specifically notified otherwise by the Sales Agent in writing, or, if

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"The Comeback Trail" – Collection Account Management Agreement

upon FCAM's due inquiry to Sales Agent in writing with no response after ten (10) Business Days), license fees, overages and deposits and any other revenues generated by the Film, including any such proceeds used to finance the Film (excluding the New Mexico Incentive Proceeds), without any deduction) derived from Distribution Agreements or from any other source of exploitation in the Territory relating to the Film or the Rights, after deducting taxes (however denominated), wire fees and administrative bank charges directly relating to Gross Receipts. For the avoidance of doubt, proceeds used to finance the Film shall not include the New Mexico Incentive Proceeds;

"Guild(s)" — SAG-AFTRA, DGA and WGA shall be referenced jointly as the "Guilds" or individually, as a "Guild";

"Guild-Represented Employees" — DGA-Represented Employees, SAG-AFTRA-Represented Performers and WGA-Represented Writers and excluding any Persons represented by another organization than SAG-AFTRA, DGA and WGA (e.g., IATSE represented employees);

"IA" — International Cinematographers Guild;

"IFTA" — the Independent Film and Television Alliance;

"Intermediate Licensor" — such Person as may be appointed by the Producer or the Sales Agent for any territories usually licensed through an intermediate licensor whereby the Rights are routed through companies of Freeway Entertainment Kft., GEM Entertainment Kft. or any of their affiliates (including, without limitation, Krisolta Film & TV (UK) Limited, Jeewa B.V., and Batrax Entertainment B.V.) and/or any other intermediate licensor networks;

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"The Comeback Trail" – Collection Account Management Agreement

"Intermediate Licensor Fees"	any fees retained by an Intermediate Licensor prior to its transfer of Gross Receipts into the Collection Account. Intermediate Licensor Fees shall be considered Deemed Collected Gross Receipts for the purposes of calculating the Residuals Set-Aside and Payable Residuals;
"Irrevocable Instructions"	the Irrevocable Instructions And Notice Of Acknowledgement substantially in the form of Schedule 9 attached hereto which contains irrevocable instructions directing the relevant Distributor to remit all Gross Receipts payable under its Distribution Agreement to the Collection Account;
"Mezzanine Lenders"	Zen Ventures, Katzman, Gallo, Living the Dream, Healthcare Facilities;
"Mezzanine Loans"	the amount payable to the Mezzanine Lenders as follows: USD2,000,000 to Zen Ventures; USD1,100,000 to Katzman; USD1,100,000 to Gallo; USD255,000 to Living the Dream; USD200,000 to Healthcare Facilities;
"Mezzanine Premium"	the premium of (i) twenty percent per annum payable on the Mezzanine Loan to Zen Ventures and (ii) ten percent per annum payable on the other Mezzanine Loan. The exact amount as notified to FCAM by the Producer;
"Net Profits"	has the meaning ascribed to the term in Schedule 5;
"New Mexico Incentive"	New Mexico Refundable Film Production Tax Incentive in respect of the Film;
"New Mexico Incentive Proceeds"	one hundred per cent (100%) of all sums received by Producer by way of payment of the New Mexico

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"The Comeback Trail" – Collection Account Management Agreement

Incentive, the precise amount to be notified in writing to FCAM by the Producer;

"Payroll House"	the payroll services company mutually agreed upon by the Producer and the Guilds to provide administrative services in connection with the payment of Residuals out of the Collection Account pursuant to this Agreement, identified for this Film as Media Services and whose contact information is Ryan Broussard, phone: 504-296-2502, email: RyanB@mediaservices.com;
"Payroll House Fees"	the fees charged by the Payroll House and any reimbursable expenses of the Payroll House for services provided in connection with the payment of Residuals under this Agreement;
"Person"	any of the Parties or the Beneficiaries or any other individual, entity, corporation, limited liability company or partnership;
"Prior Disbursement Gross Receipts"	any Gross Receipts distributed to any Party, Beneficiary or third party prior to the execution of this Agreement, including any Gross Receipts to the Producer or the Sales Agent, or any Gross Receipts used to finance the Film;
"Producer Payroll Taxes"	any and all payroll taxes (as applicable) which are required to be contributed to applicable governmental entities for each Guild-Represented Employee in addition to the Producer's payment of Residuals to each Guild-Represented Employee, which include, but shall not be limited to, that portion of each Guild-Represented Employee's gross wages, which are required to be withheld for payment of state and/or federal taxes and which shall be calculated by the Payroll House;

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"The Comeback Trail" – Collection Account Management Agreement

"Rapid Farms Debt"	an amount equal to all sums due, owing or outstanding to Rapid Farms pursuant to the Rapid Farms Loan Agreement and the Security Agreements (as such expression is defined in the Interparty Agreement) other than its share of Net Profits. The exact total of the Rapid Farms Debt shall be as timely notified by Rapid Farms to FCAM and FCAM shall be entitled to rely on the accuracy of such notice;
"Rapid Farms Loan Agreement"	the loan agreement dated on or about the date hereof between Rapid Farms and the Producer relating to the Film;
"Residuals"	all additional compensation which is or may become payable to Guild-Represented Employees pursuant to the applicable Basic Agreement when the Film is exhibited, distributed or otherwise exploited in the Territory, and including, but not limited to, additional compensation payable on advances, minimum guarantees or similar lump sum payments. Residuals as used herein include Benefit Plan Contributions;
"Residuals Set-Aside"	has the meaning ascribed to the term in Clause 3A(1) of Schedule 6;
"Residuals Short Fall"	has the meaning ascribed to the term in Clause 3(B)(4) of Schedule 6;
"Rights"	all copyright and similar rights in and to the Film and all allied, ancillary or associated rights thereto or in the underlying rights thereof;
"SAG-AFTRA Basic Agreement"	the applicable SAG-AFTRA collective bargaining agreement to which the Producer is bound or otherwise obligated to honor, as amended, modified or expanded;

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"The Comeback Trail" – Collection Account Management Agreement

"SAG-AFTRA Final Cast List"	the final SAG-AFTRA payroll cast list detailing customary payee information for the final list of SAG-AFTRA Represented Performers appearing in the Film in a form acceptable to the Payroll House;
"SAG-AFTRA-Represented Performer(s)"	all Persons whose services in connection with the Film are subject to the SAG-AFTRA Basic Agreement who are further listed on the SAG-AFTRA Final Cast List which is to be provided by the Producer to the Payroll House;
"Sales Agency Agreement"	the agreement dated as of the 21st day of April, 2019 and made between the Producer and the Sales Agent relating to the exploitation of the Film and any additional or replacement agreement;
"Sales Agent's Delivery Costs"	delivery costs incurred by the Sales Agent and advised to FCAM by the Sales Agent;
"Sales Agent's Festival Costs"	costs associated with the submission to, and screening of, the Film at any film festival as advised to FCAM by the Producer and the Sales Agent jointly;
"Sales Agent's Market Charge"	a one-time payment equal to an amount of USD75,000;
"Sales Agent Territory"	universe excluding the United States and Canada and their respective territories and possessions (exclusions shall also exclude the US and Canadian military bases, embassies, and oil rigs, wherever situated, and ships and airlines flying the flags of the U.S. and Canada);
"Sales Expenses"	actual direct, verifiable, third party, out-of-pocket sales agent, marketing, advertising, outside legal and distribution expenses for the Film, provided that amounts in excess of Twenty-Five Thousand Dollars (USD25,000) in the aggregate (the "**Expense Cap**") must be pre-approved in writing by Producer prior to

being incurred, such approval not to be unreasonable withheld;

"Sales Fee"

5% of all Collected Gross Receipts derived from the Sales Agent Territory;

"Senior Mezzanine Lenders"

Sprockefeller, Zen Ventures and Datta;

"Senior Mezzanine Loans"

the amount payable to the Senior Mezzanine Lender(s) as follows:

USD250,000 to Sprockefeller;
USD6,550,000 to Zen Ventures;
USD600,000 to Datta;

"Senior Mezzanine Premium"

the premium of (i) fifteen (15) percent per annum payable on USD6,500,000 of the Senior Mezzanine Loan to Zen Ventures, (ii) ten (10) percent per annum payable on USD250,000 of Senior Mezzanine Loan to Sprockefeller and on USD50,000 of the Senior Mezzanine Loan to Zen Ventures, and (iii) twelve and a half (12.5%) percent per annum payable on USD600,000 of Senior Mezzanine Loan to Datta, the exact amount as notified to FCAM by the Producer;

"Statement"

for each Accounting Period, a written statement in the Accounting Currency by FCAM specifying in the Accounting Currency the sources from which Collected Gross Receipts have been derived and their allocation to the Beneficiaries in accordance with their respective Entitlements in a form satisfactory to the Producer, the Guilds and the Sales Agent and consistent with Clause 4 of FCAM's Standard Terms of Agreement;

"Streaming Sale"

Producer does not enter into an agreement which contractually obligates the US Distributor to release the Film theatrically in the United States on at least 1,500

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"The Comeback Trail" – Collection Account Management Agreement

screens in 10 major cities and instead sells or licenses the Film to a subscription video on demand platform (e.g., Netflix, Amazon Prime, etc.) without such theatrical release requirement as notified to FCAM by the Producer;

"Territory"   the world;

"WGA Basic Agreement"   the applicable WGA collective bargaining agreement to which the Producer is bound or otherwise obligated to honor, as amended, modified or expanded;

"WGA Notice of
Tentative Writing Credits"   the credits notice identified and controlled by Theatrical Schedule A of the applicable WGA Theatrical and Television Basic Agreement; such notice is due as soon as practicable following completion of principal photography of the Film; and

"WGA-Represented Writer(s)"   all Persons whose services in connection with the Film are subject to the WGA Basic Agreement.

1.1   Where the context so admits, words importing the singular shall include the plural and vice versa and words importing the neuter gender shall include the masculine or feminine gender and words importing individuals shall include firms and corporations.

1.2   References to Clauses and Schedules shall, save where otherwise expressly stated, be construed as references to the Clauses of and Schedules to this Agreement.

SCHEDULE 3

Film Specification

Title: "The Comeback Trail"

Writers: George Gallo and Josh Posner

Director: George Gallo

Individual Producer(s):   Julie Gallo, Joy Sirott Hurwitz (as Joy Hurwitz), David E. Ornston, Steven Tyler Sahlein, Richard Salvatore

Principal Artist(s):   Robert De Niro, Tommy Lee Jones, Morgan Freeman, Zach Braff

Delivery Date:

SCHEDULE 4

Beneficiaries

- **FREEWAY CAM B.V.** (a company registered under the laws of The Netherlands at Herikerbergweg 238, Luna Arena, 1101CM, Amsterdam Zuidoost, Netherlands) (EU VAT identification number: NL810347647B01) c/o Andrássy út 12, 1061 Budapest, Hungary;

- **THE COMEBACK TRAIL LLC**, c/o Harris Tulchin & Associates. Ltd., 201 Santa Monica Blvd., Suite 300, Santa Monica, CA 90401, United States of America, attention: Richard Salvatore (email: richysal@aol.com);

- **STORYBOARD MEDIA, LLC**, 1524 Cloverfield Ave., Suite F, Santa Monica, CA 90404, United States of America, attention: Elisabeth Costa de Beauregard (email: elisabeth@storyboard.film), with copies to: RAMO LAW PC, 315 South Beverly Drive, Suite 210, Beverly Hills, California 90212, United States of America, attention: Erika Canchola (email: erika@ramolaw.com);

- **EMPIRE MEDIA PARTNERS F/S/O STEVEN TYLER SAHLEIN AND JUSTIN CALVILLO**, 9454, Wilshire Blvd. Suite 600, Beverly Hills CA, 90211, United States of America, attention: Steven T. Sahlein and Justin V. Calvillo (emails: steve@empfund.com, justin@empfund.com);

- **RAPID FARMS PRODUCTIONS LIMITED**, 15 Golden Square, London, W1F 9JG, United Kingdom, attention: Directors (email: COMEBACK@theingeniousgroup.co.uk) (**"Rapid Farms"** which expression shall be deemed to include its successors in title and permitted assigns);

- **CITY NATIONAL BANK**, 400 N. Roxbury Drive, Beverly Hills, CA 90210, United States of America, attention: David Acosta (email: David.Acosta@cnb.com) with copies to: Babok & Robinson, LLP, 9201 Wilshire Boulevard, Suite 303, Beverly Hills, California 90210, United States of America, attention: Barry Babok (email: barry@babokrobinson.com) (**"CNB"** which expression shall be deemed to include its successors in title and permitted assigns);

20

- **ZEN VENTURES INC.**, 401 Wilshire Blvd, Suite 1065, Santa Monica, CA 90401, United States of America, attention: Phillip Kim (email: phil@storyboard.film), with copies to: RAMO LAW PC, 315 South Beverly Drive, Suite 210, Beverly Hills, California 90212, United States of America, attention: Erika Canchola (email: erika@ramolaw.com);

- **DR. SCOTT KATZMAN**, [ ], attention: [ ] (email: [ ]) (**"Katzman"** which expression shall be deemed to include its successors in title and permitted assigns);

- **PROGRESSIVE ORTHOPEDICS, LLC**, [ ], attention: [ ] (email: [ ]) (**"Progressive"** which expression shall be deemed to include its successors in title and permitted assigns);

- **FILM FINANCES, INC.**, a company incorporated under the laws of California, whose principal place of business is at 9000 W. Sunset Blvd. Suite 1400, West Hollywood, CA 90069, United States of America, attention: Gregory Trattner (email: gregory@ffi.com);

- **CANAL PRODUCTIONS INC., F/S/O ROBERT DE NIRO**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Josh Lieberman (email: jlieberman@caa.com), with copies to: Grubman Shire Meiselas & Sacks, P.C., 152 W. 57th Street, 31st Floor, New York, NY 10019, United States of America, attention: Peter Grant, Esq. (email: PGrant@gispc.com) (**"Canal Productions"** which expression shall be deemed to include its successors in title and permitted assigns);

- **JAVELINA FILM COMPANY, F/S/O TOMMY LEE JONES**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Josh Lieberman (email: jlieberman@caa.com), with copies to: JRSND, 1880 Century Park East, Suite 900, Los Angeles, CA 90067, United States of America, attention: Bill Jacobson, Dale de la Torre (emails: wpj@jrsnd.com, daled@jrsnd.com) (**"Javelina"** which expression shall be deemed to include its successors in title and permitted assigns);

- **M THREE, INC., F/S/O MORGAN FREEMAN**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America; attention: Fred Specktor (email: fspecktor@caa.com), with copies to: Sloane, Offer, Weber and Dern, LLP, 10100 Santa Monica Boulevard, Suite 750, Los Angeles, CA 90067, United States of America, attention: Jason Sloane and A.J. Brandenstein (emails: jason@sowdllp.com, aj@sowdllp.com) (**"M Three"** which expression shall be deemed to include its successors in title and permitted assigns);

- **SECOND STIX FILMS, INC., F/S/O ZACH BRAFF**, C/O Creative Artists Agency, 2000 Avenue of the Stars, Los Angeles, CA 90064, United States of America, attention: Ryan Abboushi (email: Ryan.Abboushi@caa.com) (**"Second Stix"** which expression shall be deemed to include its successors in title and permitted assigns);

- **JOY HURWITZ**, [ ], attention: [ ] (email: joysirotthurwitz@gmail.com) (**"Hurwitz"** which expression shall be deemed to include its successors in title and permitted assigns);

- **MARCH ON PRODUCTIONS, INC. F/S/O RICHARD SALVATORE**, 5908 Troost Ave., North Hollywood, CA 91601, United States of America (email: richysal@aol.com) (**"March On"** which expression shall be deemed to include its successors in title and permitted assigns);

- **SWEET REVENGE PRODUCTIONS, INC. F/S/O GEORGE GALLO**, c/o Industry Entertainment, 955 South Carrillo Drive Third Floor, Los Angeles, CA 90048, United States of America, attention: Sara Bottfeld and Tracey Murray (**"Sweet Revenge"** which expression shall be deemed to include its successors in title and permitted assigns);

- **CAUGHT ON PAPER PRODUCTIONS, INC. F/S/O JOSH POSNER**, [ ], attention: Joshua Posner (email: joshua.posner@gmail.com) (**"Caught On Paper"** which expression shall be deemed to include its successors in title and permitted assigns);

- **JULIE AND GEORGE GALLO**, c/o Industry Entertainment, 955 South Carrillo Drive Third Floor, Los Angeles, CA 90048, United States of America, attention: Sara Bottfeld and Tracey Murray (**"Gallo"** which expression shall be deemed to include its successors in title and permitted assigns);

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- **LAKE VERMILLION PRODUCTIONS UG**, [] (**"Lake Vermillion"** which expression shall be deemed to include its successors in title and permitted assigns);

- **FLASHNER TRUST**, [] (**"Flashner Trust"** which expression shall be deemed to include its successors in title and permitted assigns);

- **HEALTHCARE FACILITIES ACQUISITION, LP**, [] (**"Healthcare Facilities"** which expression shall be deemed to include its successors in title and permitted assigns);

- **LIVING THE DREAM FILMS, INC.**, [] (**"Living the Dream"** which expression shall be deemed to include its successors in title and permitted assigns);

- **SPROCKEFELLER PICTURES, LLC**, 4712 Admiralty Way #547, Marina del Rey, CA 90292, United States of America (**"Sprockefeller"** which expression shall be deemed to include its successors in title and permitted assigns);

- **JEFF CULTON**, 3401 Mary Taylor Road, Trussville, AL 35235 United States of America (**"Culton"** which expression shall be deemed to include its successors in title and permitted assigns);

- **GHALIB DATTA**, Villa 112, Olivia Village, Victory Heights, Dubai Sports City, Dubai, UAE, email: Ghalib@induscoal.com; with a concurrent copy to: Carvel Rock Venture Group, 1100 S Hope Street, Suite 1416, Los Angeles, CA 950015, United States of America, attention: Andrea Chung, email: andrea@boweryhillls.com (**"Datta"** which expression shall be deemed to include its successors in title and permitted assigns);

- **SCREEN ACTORS GUILD-AMERICAN FEDERATION OF TELEVISION AND RADIO ARTISTS**, 5757 Wilshire Boulevard, 7th Floor, Los Angeles, CA 90036, United States of America, attention: Rashan Hall (email: CAMAcompliance@sagaftra.org, rashan.hall@sagaftra.org;

- **DIRECTORS GUILD OF AMERICA INC**, 7920 Sunset Boulevard, Los Angeles, CA 90046, United States of America, attention: CAMA Residuals Administrator (email: cama@dga.org); and

"The Comeback Trail" – Collection Account Management Agreement

- **WRITERS GUILD OF AMERICA, WEST, INC.** for itself and on behalf of **WRITERS GUILD OF AMERICA, EAST, INC.**, 7000 West Third Street, Los Angeles, CA 90048, United States of America (email: cama@wga.org).

The Parties acknowledge that the benefit to Rapid Farms of this Agreement, including the benefit of all rights of approval and consultation and the right to receive payment under this Agreement, has been assigned to CNB as security for the repayment of all amounts due, owing or outstanding to CNB pursuant to the CNB Loan Agreement.

The contact and bank account details of the above and any additional Beneficiaries shall be provided to FCAM in writing by any Beneficiary or in the absence of such Beneficiaries' input by the Producer. FCAM may rely on the accuracy of the information provided to FCAM in writing by any Beneficiary or the Producer.

"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 5

Distribution of Collected Gross Receipts

All Collected Gross Receipts and New Mexico Incentive Proceeds shall be distributed by FCAM to the Beneficiaries in the following manner and order (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant Party or the Producer shall as soon as reasonably possible notify FCAM of such occurrence or with respect to Residuals, such Residuals have been paid through some other source as notified to FCAM in writing by the Guilds):

A.   Collected Gross Receipts

1.   to FCAM in payment of FCAM's Remuneration and the FCAM Expenses; and thereafter

2.   to fund the Residuals Set-Aside in accordance with Schedule 6; and thereafter

3.   towards the payment of Additional Union Payments; and thereafter

4.   to the Sales Agent in payment of the Sales Fee and, if applicable, to CAA and the Sales Agent the Domestic Sales Fee; and thereafter

5.   to the Sales Agent in payment of the Sales Agent's Market Charge, the Sales Expenses; and thereafter

6.   to Rapid Farms until indefeasible payment in full of the Rapid Farms Debt (the amount payable to Rapid Farms under this Item A6 being hereby irrevocably directed to CNB until indefeasible payment in full of the CNB Debt and thereafter shall be payable to Rapid Farms); and thereafter

7.   to the Sales Agent the Sales Agent's Delivery Costs and the Sales Agent's Festival Costs; and thereafter

8.   to the Gap Lender until full recoupment of the Gap Loan together with the Gap Premium; and thereafter

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9. to the Completion Guarantor in repayment of the Completion Guarantor Advances until the Completion Guarantor Recoupment Notice, if any; and thereafter

10. to the Bond Holdbacks; and thereafter

11. to the Senior Mezzanine Lenders until full recoupment of the Senior Mezzanine Loans together with the Senior Mezzanine Premium; and thereafter

12. to the Mezzanine Lenders until full recoupment of the Mezzanine Loans and Mezzanine Premium; and thereafter

13. to the Sales Agent in payment of the Deferred Sales Fee; and thereafter

14. to the Equity Investors until full recoupment of the Equity Investments together with the Equity Premium; and thereafter

15. (i) if there is no Streaming Sale, to the Equity Investors' Equity Premium; and thereafter (ii) in the event of a Streaming Sale, (a) first, twenty-five percent (25%) of one hundred percent (100%) of all remaining Collected Gross Receipts received from such Streaming Sale to Canal Productions, Javelina, and M Three (collectively, the "**Artist Entities**") (such 25% to be divided equally among the Artist Entities) and seventy-five percent (75%) to the Equity Investors for the Equity Premium until the Equity Investors have received their Equity Premium on a pari passu basis; and (b) second, the Artist Entities will thereafter receive one hundred percent (100%) of all Collected Gross Receipts from such Streaming Sale until the Artist Entities have collectively received an additional Three Million Three Hundred Thousand Dollars (USD3,300,000), less only the amounts they received under sub-clause (a) above (to be divided equally among the Artist Entities) on a pari passu basis; and thereafter

16. in the event the Film is released theatrically in the US, in payment of applicable Bonuses; and thereafter

17. the balance remaining shall be deemed Net Profits and shall be distributed on a pari passu basis as follows:

    32% to Zen Ventures;
    11% to M Three;

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11%	to Canal Productions;
11%	to Javelina;
4%	to Rapid Farms;
29%	to Producer;
2%	to Datta;

and

the balance remaining, if any, split on a pari passu basis 25% to Zen Ventures, 25% to Sweet Revenge, 25% to Empire Media, and 25% to March On.

B.   New Mexico Incentive Proceeds

1.   to FCAM in payment of the FCAM Expenses; and thereafter

2.   to Rapid Farms until indefeasible payment in full of the Rapid Farms Debt (the amount payable to Rapid Farms under this item B2 being hereby irrevocably directed to CNB until indefeasible payment in full of the CNB Debt and thereafter shall be payable to Rapid Farms); and thereafter

3.   to the Gap Lender until full recoupment of the Gap Loan together with the Gap Premium; and thereafter

4.   to the Completion Guarantor in repayment of the Completion Guarantor Advances until the Completion Guarantor Recoupment Notice, if any; and thereafter

5.   to the Bond Holdbacks; and thereafter

6.   to the Senior Mezzanine Lenders until full recoupment of the Senior Mezzanine Loans together with the Senior Mezzanine Premium; and thereafter

7.   to the Mezzanine Lenders until full recoupment of the Mezzanine Loans together with the Mezzanine Premium; and thereafter

8.   to the Equity Investors until full recoupment of the Equity Investments together with the Equity Premium; and thereafter

9.   to the Equity Investors' Equity Premium; and thereafter

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"The Comeback Trail" – Collection Account Management Agreement

10. in the event the Film is released theatrically in the US, in payment of applicable Bonuses; and thereafter

11. the balance remaining shall be deemed Net Profits and shall be distributed in accordance with Part A, Item 17 (Net Profits) above.

"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 5.1

Bonuses

A. March On Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

B. Empire Media Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

C. Sweet Revenge & Caught On Paper Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

D. Canal Productions Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

"The Comeback Trail" – Collection Account Management Agreement

E.   Javelina Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

F.   M Three Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

G.   Second Stix Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

H.   Zen Ventures Bonuses

Payable Bonus	Applicable Box Office Threshold
US $33,500	US $60 million
US $33,500	US $70 million
US $50,000	US $80 million
US $50,000	US $90 million
US $66,670	US $100 million

"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 6

Guilds Residual Payment Procedure

All Residuals shall be calculated and distributed as follows:

1.   **Engagement of a Payroll House**

      A.   No later than upon FCAM's receipt of a fully executed copy of this Agreement, the Producer shall execute with Payroll House an agreement ("**Payroll House Agreement**") to administer the calculation and payment of Residuals in cooperation with FCAM and the Guilds. The Payroll House Agreement shall include language (or the Producer will separately instruct the Payroll House in writing with a copy to the Guilds and FCAM) which states that the Payroll House shall accept irrevocable instruction and information from FCAM regarding calculation and payment of Residuals, contains provisions consistent with this Schedule 6 and provides for simultaneous reporting by the Payroll House to the Producer, the Guilds and FCAM. Producer shall also promptly provide Payroll House with complete copies of the final SAG-AFTRA Final Cast List, the DGA Final Credits List and WGA Notice of Tentative Writing Credits and all information deemed reasonably necessary by the Payroll House to determine Residuals payments to Guild-Represented Employees and Producer Payroll Taxes in connection with the payment of Residuals, including but not limited to, the W-4 form for each individual Guild-Represented Employee, if applicable.

      B.   If the Producer has not fully complied with Clause (1)(A) above, within 20 calendar days from the date that FCAM receives a fully executed copy of this Agreement, the Guilds, at their sole discretion, shall provide the Producer with a written notice of such default and a 10-day period within which to cure this omission (the "**Cure Period**"). Upon failure by the Producer to comply within the Cure Period and in settlement of the Producer's failure to comply with the terms of the Basic Agreements and this Agreement, the Guilds are hereby entitled to enter into a Payroll House Agreement with a Payroll House on behalf of Guild-Represented Employees to disburse Residuals from the Guilds' Entitlement to Guild-Represented Employees consistent with the Producer's obligations under the terms of this Agreement and the Basic Agreements. The

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Payroll House Agreement shall include language which states that the Payroll House shall accept instruction and information from FCAM regarding calculation and payment of Residuals according to the terms of this Agreement. The Guilds shall advise FCAM and the Producer of the Payroll House engaged and the costs incurred in engaging and paying the Payroll House, and FCAM shall deduct those costs from the Producer's share of Collected Gross Receipts and Net Profits under Schedule 5 above, to the extent available in the Collection Account, which costs shall be additional to those defined as FCAM's Remuneration and FCAM Expenses.

2.   **Calculation of Residuals**

The Producer shall give an irrevocable standing instruction to the Payroll House with a copy to FCAM and the Guilds to calculate Residuals due and payable to Guild-Represented Employees (but excluding any Persons represented by an organization other than SAG-AFTRA, DGA and WGA) in connection with Collected Gross Receipts as follows:

A.   All Calculations. With respect to all calculations, the Payroll House shall apply the applicable rates and formulae contained in the relevant sections of the Basic Agreements (copies of which sections are attached hereto as Schedule 8).

B.   Lump Sum Payments. With respect to calculations pertaining to Distributor's advances, minimum guarantees and/or other similar lump sum payments (collectively, "**Lump Sum Payments**") unless otherwise agreed upon in writing by the Producer and the Guilds and advised to FCAM, the Payroll House shall allocate Collected Gross Receipts to each market licensed for distribution pursuant to the Producer Allocation (as defined in Clause 4(A) below) in connection with the relevant Distribution Agreement, subject and pursuant to Clause 4(A), (B) and (C) below. The Guilds retain the right, in accordance with Clause 4(B) below, to challenge the fairness and/or reasonableness of any Producer Allocation. At the time FCAM instructs Payroll House to calculate Residuals pursuant to Clause 3.B. below, if the Producer Allocation is not provided per Clause 4.A. below, FCAM shall instruct Payroll House to calculate

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Residuals payable in connection with the relevant Lump Sum Payment based upon the Default Allocation pursuant to Clause 4(C).

C.   Distributor's Reports

(1)   With respect to calculations pertaining to Distributor's Reports (excluding Distributor's Reports pertaining to Lump Sum Payments), the Payroll House shall allocate to theatrical, video, free television, pay television, download to rent, SVOD and electronic sell through markets consistent with the Collected Gross Receipts as reported in the Distributor's Report.

(2)   At the time FCAM instructs the Payroll House to calculate Residuals pursuant to Clause 3.B., in the event that a Distributor's Report (excluding Distributor's Reports pertaining to Lump Sum Payments) is not provided or contains insufficient information for the Payroll House to determine the allocation to each market and the Producer has not notified the Payroll House, the Guilds and FCAM of the market allocation as per Clause 4(A) below, FCAM shall instruct the Payroll House to allocate pursuant to the Default Allocation contained in Clause 4(C) below.

3.   **Payments of Residuals**

A.   **Residuals Set-Aside**

In each Accounting Period (pursuant to Clauses 3 and 4 of FCAM's Standard Terms of Agreement, below), FCAM shall retain in the Collection Account nine and eight tenths percent (9.8%) of all Collected Gross Receipts during that Accounting Period ("**Periodic Gross Receipts**"). This 9.8% consists of a 6.2% set-aside for SAG-AFTRA Residuals, a 1.8% set-aside for DGA Residuals and a 1.8% set-aside for WGA Residuals. Said 9.8% of the Periodic Gross Receipts shall constitute a temporary "**Residuals Set-Aside**" earmarked for payment of Residuals (including, Payroll House Fees and Producer Payroll Taxes, if any, in connection with said Residuals) on those Periodic

(a)   calculate the Residuals that are due and payable in connection with said Collected Gross Receipts in accordance with Clauses 2 (A) and (B) above; and

(b)   concurrently report the following information to the Guilds, the Producer and FCAM in writing, within ten (10) Business Days of receiving said documentation (which information shall hereinafter be referred to collectively as the "**Payroll House Report**"):

[i]   the allocation used and the amount of monies required for the payment of Residuals and Benefit Plan Contributions which are due and payable in connection with the Collected Gross Receipts ("**Payable Residuals**");

[ii]   the amount of the Payroll House Fees, which the Payroll House shall incur in connection with preparing the appropriate Residuals checks and the Benefit Plan Contributions; and

[iii]   the amount of monies required to pay Producer Payroll Taxes, if applicable.

(4)   Upon receipt of the Payroll House Report and consistent with Clauses 3 and 4 of FCAM's Standard Terms of Agreement, below, FCAM shall transfer the Payable Residuals, Payroll House Fees (if any) and Producer Payroll Taxes from the Residuals Set-Aside to the Payroll House and neither FCAM nor any of the Beneficiaries shall have any obligations (except the Producer and, in the case of FCAM, as stated below) to ensure that the Payroll House provides checks to the Guilds to forward to individual Guild-Represented Employees. Any Collected Gross Receipts required to pay the Payable Residuals, Payroll House Fees and Producer Payroll Taxes in excess of the amount available in the Residuals Set-Aside (the "**Residuals Short Fall**") will, to the extent available, be drawn from the remaining funds in the Collection Account

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Gross Receipts, which Residuals shall be paid in the Accounting Period following that in which the Periodic Gross Receipts were generated. FCAM may disburse Periodic Gross Receipts not held in such Residuals Set-Aside or due to the Guilds pursuant to any Residuals Short Fall (as defined in Clause 3(B)(4) below) for that Accounting Period. Upon paying Residuals (including, Payroll House Fees and Producer Payroll Taxes, if any, in connection with said Residuals) on the Periodic Gross Receipts and recouping any applicable Residuals Short Fall, FCAM shall return any excess funds in the Residuals Set-Aside for that Accounting Period to the general monies in the Collection Account and distribute said funds to the Beneficiaries hereto as warranted pursuant to this Agreement.

B.   Procedure for Payment of Residuals

(1)   Residuals (including, Payroll House Fees and Producer Payroll Taxes, if any, in connection with said Residuals) payable on Collected Gross Receipts shall be paid consistent with the Statement and accounting schedule pursuant to Clauses 3 and 4 of FCAM's Standard Terms of Agreement, below and consistent with Clause 3(A) above.

(2)   Upon generation of Collected Gross Receipts (including Lump Sum Payments) and with the same frequency as the Statement described in Clauses 3 and 4 of FCAM's Standard Terms of Agreement, below, FCAM shall forward or concurrently make electronically available to the Payroll House and the Guilds copies of all Distribution Agreements, Distributor's Reports, Default Allocations, invoices, accounting and other documentation or reports pertaining to all Collected Gross Receipts, including Lump Sum Payments, which are readily available to FCAM.

(3)   The Producer hereby instructs FCAM and FCAM agrees that it shall give an irrevocable instruction to the Payroll House to:

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proper notice regarding a Disputed Amount pursuant to Clause 4(B)(3) below.

4.   **Allocation Among Markets**

A.   **Producer Allocation**. The allocation among markets with respect to Gross Receipts or Lump Sum Payments payable in connection with said Distribution Agreement shall be as follows and such allocations shall be collectively referred to hereinafter as "**Producer Allocation**".

(1)   Producer shall provide copies of all Distribution Agreements to FCAM. If the Distribution Agreement includes an allocation of the Lump Sum Payment to each market sold, leased or licensed there under, the Producer shall be deemed to be in agreement with the allocation contained therein subject to Clause 4.B.

(2)   At the time FCAM instructs Payroll House to calculate Residuals pursuant to Clause 3.B., if the Distribution Agreement is not provided or includes no market allocation or an incomplete market allocation, the Producer shall forward a market allocation to FCAM and SAG-AFTRA in writing, and that allocation shall govern unless the Guilds dispute the Producer Allocation in accordance with Clause 4.B. below.

B.   **Dispute regarding Producer Allocation**. The Guilds shall have sixty (60) days from receipt of each Payroll House Report, to the extent it expressly states the Producer Allocation, to dispute the Producer Allocation (the "**Dispute Period**").

(1)   In the event the Guilds do not dispute the Producer Allocation in writing within the Dispute Period, the Producer Allocation shall be deemed accepted and shall govern in the calculation and payment of Residuals with respect to the Distribution Agreement at issue.

(2)   In the event the Guilds dispute the Producer Allocation within the Dispute Period, the Guilds shall notify the Producer and FCAM concurrently in writing of the Disputed Amount and corresponding

(except for FCAM's Entitlements) and be paid pursuant to this Clause 3(B)(4). If FCAM receives a notification from the Payroll House that the amount required to pay the Payable Residuals, Payroll House Fees and Producer Payroll Taxes exceeds the Residuals Set-Aside and a Statement has been made by FCAM, but the applicable Entitlements hereunder have not been disbursed by FCAM, FCAM will revise and re-issue the Statement and the monies required to pay the Residuals Set-Aside shall be drawn from any and all remaining funds in the Collection Account, except from FCAM's Entitlements. If the balance of Collected Gross Receipts is insufficient to pay the Residuals Short Fall, then FCAM will notify the Producer and the Guilds in writing and in any of the succeeding Accounting Periods, and after FCAM has retained the Residuals Set-Aside under Clause 3(A) for such Accounting Period, FCAM will also retain the amount of the Residuals Short Fall prior to disbursing any other Entitlements under this Agreement. The Producer hereby instructs FCAM and FCAM accepts that it shall give an irrevocable instruction to the Payroll House to issue Residuals checks payable to individual Guild-Represented Employees and forward such checks to the appropriate Guild for distribution. The Producer hereby instructs FCAM and FCAM accepts that it shall additionally irrevocably instruct the Payroll House to issue checks in the applicable amount of the Benefit Plan Contributions payable in connection with SAG-AFTRA's Residuals and forward such checks directly to SAG-AFTRA - Producer Pension and Health Plans, 3601 West Olive Avenue, Burbank, California 91510, USA and payable in connection with DGA's Residuals and forward such checks directly to DGA-Producers Pension Plan, 5055 Wilshire Boulevard Los Angeles, CA 90036, USA and payable in connection with WGA's Residuals and forward such checks directly to Producer-Writers Guild of America Pension Plan/Writers Guild-Industry Health Fund 2900 West Alameda Ave., Suite 1100 Burbank CA 91505. FCAM shall irrevocably instruct the Payroll House to pay the Producer Payroll Taxes, if applicable, to the appropriate governmental entities.

(5)   Nothing in this Clause 3(B) above shall be deemed to modify FCAM's obligation to create a "Disputed Amount Set-Aside" upon receipt of

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allocation. (As used herein, the "**Disputed Amount**" shall mean the difference between the amount of Residuals payable based upon the Producer Allocation on the Lump Sum Payment and the amount of Residuals payable based upon the allocation of the Lump Sum Payment which the Guilds consider fair and reasonable.)

(3)   Upon receipt of said notice, FCAM shall set aside the Disputed Amount, to the extent available in the Collection Account, and hold it pending resolution of the dispute (the "**Disputed Amount Set-Aside**").

(4)   The Guilds and the Producer may resolve this dispute under this Clause 4.B.(4) by mutual agreement or through the grievance and arbitration procedures contained in the respective Basic Agreements. If such dispute is not resolved within thirty days of FCAM's receipt of the notice of the Disputed Amount, FCAM shall instruct Payroll House to calculate Residuals in accordance with the Disputed Amount and corresponding allocation in the next succeeding Statement unless either Party submits within such thirty days a written demand for arbitration of this dispute to the other party per the terms of the Basic Agreements, a copy of which demand shall be timely forwarded to FCAM.

(5)   The Guilds agree to provide notice of any grievance or arbitration hereunder to the Producer and concurrently to FCAM and the Sales Agent and to provide FCAM and the Sales Agent with written notification regarding resolution of any dispute hereunder within ten (10) days of said resolution.

(6)   FCAM shall continue to allocate and disburse Entitlements not disputed pursuant to this Agreement.

C.   **Default Allocation**. At the time FCAM instructs Payroll House to calculate Residuals pursuant to Clause 3.B., if the Producer Allocation is not provided in accordance with Clause 4.A, FCAM shall instruct Payroll House to calculate Residuals based upon the "**Default Allocation**" as follows:

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115

(1) If the Film is licensed by a single Distributor for distribution in all media, the Payroll House shall allocate the Lump Sum Payment as follows: twenty five percent (25%) to theatrical, ten percent (10%) to video, fifteen percent (15%) to pay television, fifteen percent (15%) to free television, twenty percent (20%) to SVOD, ten percent (10%) to download to rent and five percent (5%) to electronic sell through.

(2) If the Film is licensed for distribution by a single Distributor in fewer than those six media, the Payroll House shall calculate the media allocation as follows:

    (a) if licensed in one medium only, then one hundred percent (100%) of the Lump Sum Payment shall be attributable to that medium;

    (b) if licensed in any other combination of media, the resulting allocation of the Lump Sum Payment or Gross Receipts (as applicable) shall be in the same proportion as each of the media bears to the others in the six-media allocation indicated above or as otherwise confirmed by the Guilds.

5. **All relevant information to FCAM, the Guilds and the Payroll House**

A. Each of the Parties hereby undertakes to provide FCAM in a timely fashion with all relevant information within the knowledge of that Party to enable FCAM to meet its obligations pursuant to this Agreement. The information shall include, but is not limited to:

    (1) provision by the Sales Agent of copies of sales estimates and sales reports in relation to the Film in the Territory;

    (2) provision by the Sales Agent of copies of each long-form Distribution Agreement and if executed separately from the Distribution Agreement, executed Irrevocable Instructions;

"The Comeback Trail" – Collection Account Management Agreement

the Sales Agent to pay all Gross Receipts due from such Distributor directly to the Collection Account and to provide a Distributor's Report.

6. A. If a Distributor or Qualified Distributor, as defined in the Basic Agreements, acquires the right to distribute the Film in any part of the Territory, the Producer agrees to comply with the provisions of the applicable Basic Agreements with respect to obtaining and delivering to the applicable Guild either a separate Distributor's Assumption Agreement (as set forth in the Basic Agreements) or a Qualified Distributor's Letter of Guaranty with a copy thereof to FCAM. Additionally, the Parties hereto agree that neither this Schedule 6 nor any other provision of this Agreement shall be interpreted as a waiver of any of the Guilds' rights or remedies under the Basic Agreements with respect to Assumption Agreements or the right to timely reporting and payment of Residuals all of which are expressly reserved and concurrently available to the Guilds. The Guilds agree that if an unconditional Distributor's Assumption Agreement or an unconditional Qualified Distributor's Letter of Guaranty is delivered to the Guilds from a financially responsible Person (as determined in the Guilds' sole discretion) that is accepted by each Guild in writing to FCAM, and the Gross Receipts from exploitation, distribution or exhibition of the Film in this assumed territory are generated, then the Residuals Set-Aside will thereafter be applied only to the Gross Receipts generated from the remaining un-assumed territories so long as such Distributor timely and properly reports and pays Residuals as notified by the Guilds. The Parties hereto further agree and acknowledge that any sale of the Film or any Rights therein shall be subject to the Producer's obligation to obtain appropriate Assumption Agreement(s) pursuant to the Basic Agreements, which obligation, for the duration of this Agreement and as an accommodation to Producer, shall be fulfilled by the Irrevocable Instructions being executed separately or being included in a Distribution Agreement, unless there is a dispute under this Agreement and the resolution of that dispute under Clause 8.7 of FCAM's Standard Terms of Agreement, below, results in an arbitration judgment requiring an Assumption Agreement to be entered into by the relevant Distributor.

B. If Producer believes that Residuals have been paid outside of this Agreement such that the process herein would result in overpayment of Residuals, Producer shall notify FCAM and the applicable Guild(s) in writing, accompanied by sufficient documentation and evidence supporting this belief. To the extent the documentation

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identifies a specific payment, FCAM shall treat the identified payment as a disputed amount to be retained in the Residuals Set-Aside for 30 days, during which Producer and the applicable Guild(s) shall resolve the issue. Once resolved, Producer and the applicable Guild(s) shall jointly notify FCAM in writing. Producer and the applicable Guild(s) may agree to extend the period available for resolution, and jointly inform FCAM of the extension. If the issue is not resolved within this period, FCAM will release the disputed amount into the Residuals Set-Aside unless notified that Producer has commenced a dispute under the Basic Agreement. The balance of the Residual Set-Aside shall continue to be administered as provided in this Agreement.

"The Comeback Trail" – Collection Account Management Agreement

(3)   copies of the names, addresses, telephone, fax numbers and bank details of all Beneficiaries;

(4)   detailed information about agreed expenses, approvals for payment of agreed expenses, etc.;

(5)   information required for payment of Residuals;

(6)   if requested, and to the extent available, accounting statements from the Sales Agent or Distributor(s);

(7)   notice from the Producer of the Sales Agent's Sales Expenses and sub-sales expenses;

(8)   all further information that FCAM may reasonably require to meet its obligations hereunder;

The information shall further include, but is not limited to information on the Film as described in Schedule 3.

B.   The Producer hereby irrevocably instructs the Sales Agent and Sales Agent agrees to send to FCAM a sales report (including the identity of each Distributor) for each Distribution Agreement, to be provided with the same frequency as FCAM provides Statements under Clause 4 of FCAM's Standard Terms of Agreement, below. FCAM agrees to copy such summaries to the Guilds and to the Payroll House.

C.   The Producer hereby irrevocably instructs FCAM and FCAM agrees to provide the Guilds with written notification regarding each Lump Sum Payment received from a Distributor, which notification shall include the full amount of the payment, and to the extent available the territories.

D.   FCAM agrees to provide the Guilds with a copy of the Distribution Agreements, to the extent FCAM has received them.

E.   The Producer hereby irrevocably instructs the Sales Agent and Sales Agent agrees to direct each Distributor in the Distribution Agreement entered into with

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"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 7

SAG-AFTRA Final Cast List

SCHEDULE 8

Relevant Provisions of Basic Agreements

Would you please acknowledge receipt and acceptance of this notice by signing this letter in the space below and returning it directly to FCAM at the above address with a copy to [Producer or Sales Agent].

Very truly yours,

[Producer or Sales Agent]

By: _____

AGREED AND ACKNOWLEDGED:

[Distributor]:

_____

By: _____

"The Comeback Trail" – Collection Account Management Agreement

SCHEDULE 9

Irrevocable Instructions And Notice Of Acknowledgement

VIA FACSIMILE
[Name of Distributor]
[Address]
[City, State, Postal Code]
[Country]

[Distributor] is hereby irrevocably instructed by [Producer or Sales Agent], to pay all proceeds on the Film provisionally entitled "The Comeback Trail" due and payable to [Producer or Sales Agent] under the Distribution Agreement dated [.../.../...] directly and without diversion or deduction, into the following Collection Account:

East West Bank ("**CA Bank**")

Bank address:	135 N. Los Robles Ave., Suite 600, Pasadena, CA 91101
ABA:	322 070 381
SWIFT Code:	EWBKUS66
Account Name:	Stichting Freeway Custody Re: The Comeback Trail
Account Number:	8003 1250 70;

Please be further advised that this notice is coupled with an interest and is irrevocable and may not be modified or rescinded except in writing signed by [Producer or Sales Agent] and Freeway CAM B.V. c/o Andrássy út 12, 1061 Budapest, Hungary ("FCAM") and Stichting Freeway Custody c/o Andrássy út 12, 1061 Budapest, Hungary. By your signature you agree to make payment only to the CA Bank, as directed above, and also to provide to FCAM copies of any and all statements and notices that accompany such payments or are otherwise created and delivered. You further agree to notify FCAM of any and all conflicting notices that might be received by you and of any claims by any third parties that such third party is entitled to receive all or any portion of any such payments.

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123

FCAM'S STANDARD TERMS OF AGREEMENT

1. Gross Receipts

1.1 The Producer, Sales Agent, and any Party owning or controlling any Rights hereby undertakes with FCAM and the other Parties hereto (i) to issue Irrevocable Instructions to Distributors in substantially the form contained in Schedule 9 to pay all Gross Receipts directly into the Collection Account and (ii) to provide full accounting statements to FCAM together with such payments of Gross Receipts. The Sales Agent shall either:

- insert into the Distribution Agreements irrevocable instructions to the Distributors in a form substantially similar to those contained in the Irrevocable Instructions; or

- have a Distributor sign separately the Irrevocable Instructions to pay all Gross Receipts into the Collection Account.

It is understood that in such instances whereby the Rights are routed through an Intermediate Licensor, the Distributors will first have to pay Gross Receipts to the applicable Intermediate Licensor and thereafter, the applicable Intermediate Licensor shall pay those amounts, net of such Intermediate Licensor's shares, into the Collection Account. For the avoidance of doubt, Intermediate Licensor Fees (if any) shall constitute Deemed Collected Gross Receipts for the purpose of calculating Residuals.

1.2 The Sales Agent undertakes to promptly notify FCAM of delivery of the Film to the respective Distributor(s), and the Producer undertakes to promptly notify FCAM of delivery of the Film to the Distributors, and, to the extent known, the respective release dates of the Film.

1.3 If any Party receives or, prior to the effectiveness of this Agreement, has received Gross Receipts itself (and not from FCAM in accordance with this Agreement), that Party will promptly inform FCAM and the Parties in writing of such receipt and simultaneously transfer such Gross Receipts into the Collection Account without deduction (other than any actual, verifiable and standard bank charges). For the avoidance of doubt, regardless whether such Party transfers those Gross Receipts into the Collection Account, those Gross Receipts will be considered Deemed Collected Gross Receipts and shall be applied in calculating Residuals. In the event the Sales Agent receives any Gross Receipts directly from Distributors, the Sales Agent shall remit such monies to the Collection Account. Pending transfer of such Gross Receipts into the Collection Account such Parties shall hold such Gross Receipts on trust for the benefit of the Beneficiaries and to be applied solely in accordance with the terms of this Agreement.

2. **FCustody's and FCAM's Obligations**

FCustody shall:

2.1 open and maintain the Collection Account and hold all Collected Gross Receipts in trust in the Collection Account for the benefit of the Beneficiaries to the extent of the Beneficiaries' respective Entitlements as specified in this Agreement. No Collected Gross Receipts under this Agreement shall be crossed or commingled with any other proceeds arising from the exploitation of any other project.

FCAM shall:

2.2 immediately pay into the Collection Account, without set-off or deductions of any kind, any Gross Receipts directly received by FCAM from Distributors, the Sales Agent or any other Person and promptly notify the Parties upon receipt of any Gross Receipts by FCAM. Pending transfer of such Gross Receipts into the Collection Account, FCAM shall hold such Gross Receipts in trust for the benefit of the other Parties and to be applied solely in accordance with the terms of this Agreement;

2.3 provided FCAM has been given a copy of the relevant completed Distribution Agreement(s), monitor the dates upon which payments of Gross Receipts fall due to be paid to the Collection Account and if payments thereunder are not received, FCAM may be requested by any of the Parties to request payment of the same from the relevant Distributor;

"The Comeback Trail" – Collection Account Management Agreement

2.4   use reasonable commercial efforts to ensure the Collected Gross Receipts earn interest at the most favourable rate available at the CA Bank or wherever the Collection Account may be held for similar accounts and amounts as agreed among the Parties;

2.5   advise all Parties upon request of any of the Parties if payments of Gross Receipts due under the said Distribution Agreement have not been received;

2.6   convert Collected Gross Receipts received in a currency other than the Accounting Currency into the Accounting Currency at the exchange rate prevailing on the day of such conversion (being the date of which such Collected Gross Receipts are received into the Collection Account) and keep a record of such rate;

2.7   calculate the amount of Collected Gross Receipts payable to each Beneficiary and pay and distribute Collected Gross Receipts to all Beneficiaries in the manner, amounts and order set out in Schedules 5 and 6;

2.8   on written request provide any Party with copies of statements and/or accounts received by FCAM from the Sales Agent, or Distributors and it is hereby confirmed that the Producer, and the Guilds request to be provided with copies of such statements and/or accounts;

2.9   pay out Entitlements in the Accounting Currency, unless otherwise specified in this Agreement or if FCAM is timely notified otherwise by a relevant Party. In case FCAM is instructed to pay out any Entitlement in another currency than the Accounting Currency, the Entitlement will be converted into the requested currency, at the exchange rate prevailing at the time of such conversion and the Collection Account shall be debited with the counter-value in the Accounting Currency at the expense of the requesting Party. For the avoidance of doubt, Entitlements which are being paid in full or in part in a currency which is not the Accounting Currency, shall be reported in Statements as being the sums of amounts (in the Accounting Currency) actually debited from the Collection Account;

2.10   FCAM and FCustody hereby make the following representations and warranties:

2.10.1 FCAM and FCustody are organisations duly organised, validly existing and in good standing under the laws of the Netherlands and have all requisite corporate power and authority to enter into this Agreement and to carry out the terms hereof;

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2.10.2 all corporate and other actions and proceedings required to be taken to authorise the execution, delivery, and consummation of this Agreement by FCAM and FCustody have been or will be taken;

2.10.3 FCAM and FCustody have the absolute right to enter into, to execute and deliver this Agreement, and to perform their obligations hereunder;

2.10.4 this Agreement constitutes valid and binding obligations of FCAM and FCustody enforceable in accordance with its terms;

2.10.5 FCAM and FCustody do not require the consent or approval of any other Person to enter into and perform this Agreement;

2.10.6 the execution and delivery of this Agreement is not, and the performance of this Agreement will not, constitute or result in: (a) a breach or violation of any provisions of the articles of incorporation, bylaws or minutes of FCAM and FCustody or any amendment thereto; (b) a material breach of any of the material terms, conditions or provisions of, or a default under, any agreement, instrument, understanding, indenture, mortgage, deed of trust, credit arrangement, note, evidence of indebtedness or other document to which FCAM and FCustody are a party or by which they or their properties are bound; (c) to the best of FCAM's and FCustody's knowledge, following due inquiry, a violation of any statute, decree, judgment, rule, regulation or writ or other order of any court of federal, state, county, municipal, regulatory or governmental authority, board, body or agency; or (d) to the best of FCAM's and FCustody's knowledge, an act of bankruptcy, preference, insolvency, or fraudulent conveyance under any bankruptcy act or other law for the protection of debtors and/or creditors in any applicable jurisdiction;

2.10.7 FCAM and FCustody shall not change their business or organizational objectives during the term of this Agreement without first providing sixty (60) days written notice to the Parties to this Agreement;

2.10.8 neither FCAM nor FCustody have charged, pledged or otherwise encumbered their respective undertakings or assets (including the Collection Account or the monies standing to the credit of the Collection Account and their respective rights and benefits under this Agreement), by any lien, attachment, pledge, charge or any similar legal

"The Comeback Trail" – Collection Account Management Agreement

instrument except for any security interests acknowledged by all Parties and identified in this Agreement, including the security arrangements for the benefit of CNB;

2.10.9 neither FCAM nor FCustody has or shall encumber or mortgage the Collection Account or the monies standing to the credit of the Collection Account or any of the Collected Gross Receipts except for any security interests acknowledged by all Parties and identified in this Agreement, including the security arrangements for the benefit of CNB; and

2.10.10there are no threatened or actual claims, causes of action or disputes which would in any way affect FCAM's and FCustody's ability to fulfill all of their obligations under this Agreement.

3.   **Distribution of Collected Gross Receipts**

3.1   FCAM shall commence distribution of Collected Gross Receipts from the Collection Account from the last date of the month during which Gross Receipts are first credited to the Collection Account and then monthly thereafter for the first 18 months and quarterly thereafter for the next 24 months. Thereafter, FCAM shall distribute Collected Gross Receipts from the Collection Account on a semi-annual basis. Notwithstanding the foregoing, in the event the Guilds request an interim Statement in accordance with the Producer's reporting obligations per the applicable Basic Agreement, such expense shall be borne by the Producer;

3.2   FCAM shall not be obliged to prepare Statements to the Parties and make disbursements from the Collection Account unless at least one Beneficiary is entitled to be paid more than USD500 and to remit Entitlements to any Beneficiary unless such Beneficiary is entitled to be paid not less than USD500 PROVIDED THAT in any event FCAM shall remit all Entitlements to any Beneficiary on a semi-annual basis regardless of amounts;

3.3   This Agreement and all receipts, allocations and payments of Collected Gross Receipts hereunder by FCAM shall be subject to the requirements of all applicable present and future laws, regulations or directives including any and all withholding taxes or other taxes or duties, levies, fees or charges imposed by any international, national, multi-national, federal, state, local or other governmental or quasi-governmental authority and the provisions of this Agreement shall be curtailed and

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"The Comeback Trail" – Collection Account Management Agreement

limited to the extent necessary to comply with such requirements and FCAM has no obligation to make any payment to a Beneficiary if such payment may be unlawful in any way. FCAM has the right to request and require any Beneficiary to provide FCAM with any Distribution Agreement, any completed and executed tax documents, any tax forms, certifications, supporting materials including any licenses, any underlying agreements regarding the Film, including but not limited to any agreements for the provision of services, financing, and any other items reasonably requested by FCAM. The Parties agree that FCAM has the right to make any legally required tax withholding(s) and any other legally required deductions or retentions from any sums payable to any Beneficiary and may without any liability to any Party (or alternatively create a reasonable reserve from Collected Gross Receipts to) make any deposits, payment or other transfer of any such sums to any governmental or quasi-governmental authority;

3.4   Notwithstanding the foregoing, Producer Payroll Taxes due and owing in connection with the payment of Residuals as advised to FCAM by the Payroll House shall be paid out of Collected Gross Receipts consistent with Schedules 5 and 6;

3.5   FCAM shall not be obliged to make any payment out of Collected Gross Receipts if the making of such payment would constitute a breach of any court order or would otherwise be unlawful, provided that, FCAM shall take all reasonable steps in order to find alternative solutions which may enable FCAM to resume making payments to the Beneficiaries as provided for hereunder and that FCAM supplies prompt written evidence of such court order or legal notice explaining such unlawful activity.

4.   Accounting

4.1   For the first eighteen (18) months after the last date of the month during which Gross Receipts are first credited to the Collection Account, in respect of each calendar month during which Gross Receipts are credited to the Collection Account, FCAM shall provide the Parties with a Statement within twenty (20) Business Days of the end of each calendar month to which it relates;

4.2   From the nineteenth (19th) month after the last date of the month during which Gross Receipts are first credited to the Collection Account for a period of 24 months, FCAM shall provide the Parties with a Statement on a quarterly basis, within twenty (20) Business Days of the end of each quarter to which it relates;

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4.3   Thereafter, until termination of this Agreement, FCAM shall provide the Parties with Statements on a semi-annual basis within twenty (20) Business Days of the end of each semi-annual period;

4.4   The content as well as the form of the first draft Statement only is subject to the approval by all Parties, which approval shall be deemed given unless FCAM has received a written notification to the contrary (which notification is to be sent by email and/or by fax) from one or more of the Parties within ten (10) Business Days after receipt of such draft Statement. In the event any of the Parties disapproves the content and/or the form of the first Statement, FCAM shall as soon as reasonably possible re-issue the first draft Statement to all Parties. Then, as of the moment the first draft Statement has been re-issued by FCAM, the approval by all Parties of the draft first Statement shall be deemed given unless FCAM has received a written notification to the contrary from one or more of the Parties within ten (10) Business Days after receipt of such draft Statement. In any event, all Parties jointly have the right to approve the first draft Statement before the deadlines set out above;

4.5   Notwithstanding anything to the contrary in this Agreement, FCAM shall accompany each Statement to the Guilds with either(1) a copy of the applicable Distribution Agreement, (2) a copy of each Distributor's Report based upon which Residuals are then due and payable, or (3) a cover sheet stating the name of each Distributor from whom monies were received, the date of receipt and amount thereof and the territories to which said monies pertain, to the extent such information is available to FCAM. Nothing in this Agreement shall be deemed to constitute a waiver of the Producer's reporting and payment obligations to the Guilds with respect to Residuals pursuant to the relevant sections of the applicable Basic Agreements;

4.6   Unless specifically requested by the Parties in writing, no Statements shall be provided to the Parties that have received their Entitlement in full. Any such Parties shall have no further rights pursuant to this Agreement after such receipt;

4.7   FCAM will pay the Entitlements by wire transfer simultaneously with or within five (5) Business Days from the issue of a Statement. FCAM may only distribute to itself that part of Collected Gross Receipts due to it under Item 1 of Schedule 5 at the same time as disbursing to Beneficiaries distributions for Entitlements as required by this Clause 4.7;

"The Comeback Trail" – Collection Account Management Agreement

are insufficient to correct any underpayment, subject to Clause 4.9, any underpaid Party's recourse shall be against the overpaid Party or Parties and not (in the absence of any fraud, material breach, gross negligence or wilful misconduct on the part of FCAM) against FCAM unless it is FCAM that has received such overpayment. Notwithstanding anything to the contrary in this Agreement, to the extent such claim is made by the Guilds or due to fraud, material breach, gross negligence or wilful misconduct on the part of FCAM, the twenty (20) Business Days period shall not apply;

4.11   Notwithstanding the foregoing, FCAM shall indemnify the Party(ies) with respect to any liability, loss, damage, cost or expense, including reasonable outside (legal) counsel's fees, reasonable (legal) counsel's costs or court or arbitration costs (but excluding consequential damages and loss profits), arising directly from material breach, gross negligence or wilful misconduct on the part of FCAM; provided, however, FCAM's foregoing agreement to indemnify, defend and hold harmless the Party(ies) applies so long as such liabilities, losses, damages, costs or expenses were not caused by the Party's(ies') breach, misconduct or negligence.

5.   **Obligations of the Parties**

Each of the Parties agrees severally and for itself with FCAM, FCustody and with the other Parties:

5.1   that they will not during the term of this Agreement authorize or permit any third party to collect or administer Gross Receipts (other than as Intermediate Licensor) nor will any Party interfere with, frustrate or take any action contrary to the terms of this Agreement without prejudice to any Party's respective rights and remedies (at law or in equity) as a secured party in connection with the Film;

5.2   The Sales Agent, or the Producer shall provide FCAM promptly with copies of all Distribution Agreements and each of the other Parties shall provide FCAM with all other relevant agreements, notices of assignment, separately executed Irrevocable Instructions or other information FCAM may reasonably request in order to perform its obligations under this Agreement. FCAM agrees to maintain the confidentiality of such documents subject to the provision of such documents to the Guilds and Payroll House in connection with the calculation and payment of Residuals. Any information provided after the deadline specified in Clause 4.7 shall be taken into account for the preparation of the Statement for the subsequent Accounting Period;

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4.8   FCAM shall at all times keep at its principal place of business as reflected on the front page of this Agreement (which location shall not be changed without prior written notice to each Party) complete and accurate books of account and records relating to all monies received in and paid from the Collection Account;

4.9   Any Party hereto shall have the right on giving prior reasonable notice no more than once in any twelve (12) month period to audit the books and accounts of FCAM in relation to the Film at its office, using its own auditors, and such audit shall be at the expense of the requesting Party unless (i) requested by SAG-AFTRA consistent with the SAG-AFTRA Basic Agreement, in which case the audit will be at the expense of the Producer, except as provided in part (ii) of this Clause; or (ii) such audit reveals an error of the greater of five per cent (5%) or USD5,000 against the interests of the requesting Party, in which case FCAM shall pay the reasonable costs of such audit which costs shall not form part of the FCAM Expenses for the purposes of this Agreement and FCAM shall make good any underpayments revealed by way of the audit from existing and future Collected Gross Receipts after payment of Residuals, or within a period of three (3) months from the date of such error, from its own resources if there are insufficient Collected Gross Receipts. This right of audit shall continue for a period of three (3) years following the expiration or termination of this Agreement. Nothing herein shall affect the Guilds' right to audit the Producer and the Distributors, or their successors in interest;

4.10   Provided FCAM distributes Collected Gross Receipts in accordance with the terms of this Agreement, no liability shall attach to FCAM on account of its application of any sums received by FCAM under this Agreement or for any other obligations on the part of FCAM under this Agreement save as provided for by Clause 4.9 above or in the event of fraud, material breach, gross negligence or wilful misconduct on the part of FCAM. FCAM will make good any underpayments on its part provided that a claim has been lodged in writing with FCAM within 20 Business Days after the date of payment to which such claim relates. Notwithstanding the above but without prejudice to Clause 4.9, if an erroneous payment (i.e., a payment that is not in accordance with the Statement as provided to the Parties for the relevant Accounting Period) is discovered after the aforementioned 20 Business Days period has elapsed, FCAM shall apply existing and future Collected Gross Receipts (if any) to correct any underpayment suffered or overpayment received by any Party as a result of such erroneous payment in accordance with Clause 5.3 below. The Parties (excluding the Guilds) hereby agree and acknowledge that, in the event that existing and future Collected Gross Receipts

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"The Comeback Trail" – Collection Account Management Agreement

5.3   that if any Beneficiary (excluding the Guilds) receives a disbursement of Collected Gross Receipts hereunder in excess of its Entitlement or if withholding tax on Gross Receipts has to be refunded, the relevant Beneficiary, if also a Party, shall immediately repay such amount into the Collection Account and all Parties shall cause any Beneficiary not being a Party to perform the same. If any such sum is not repaid by the relevant Beneficiary within five (5) Business Days of written notification by FCAM, FCAM shall not be obliged to make any further payments to such Beneficiary until the amount due has been either deducted from the next Entitlement (if any) of the Beneficiary concerned or repaid in full plus interest (calculated from the date of receipt of such excess or request to refund withholding tax) at the rate of LIBOR plus 1% p.a. If feasible, with respect to overpayments made to a Guild or the Guilds, after written notice to the Guilds, FCAM will make an adjustment on the next distribution to such Guild or the Guilds to address the amount of the overpayment. In no event, however, will a Guild be required to return Residual payments that have already been paid to or on behalf of a Guild-Represented Employee;

5.4   that FCAM shall not be required to incur any third party, out of pocket expense under this Agreement on its account other than the expense of performing its obligations hereunder, nor to make any payment to any Beneficiary save from Collected Gross Receipts, except as stipulated in Clause 4.9 or to the extent such expense arises out of any material breach of this Agreement by FCAM or fraud, gross negligence or wilful misconduct on the part of FCAM;

5.5   to the extent within such Party's possession and control, to provide FCAM prior to the Delivery Date with the following information and such further information as FCAM may require in order to discharge its obligations under this Agreement:

    5.5.1   names and addresses of all Beneficiaries as well as W-8 and W-9 tax forms, if applicable, to be arranged by the Producer unless supplied by the relevant Beneficiary;

    5.5.2   fees, commissions and incurred expenses of the Sales Agent and/or the Producer;

    5.5.3   procedure for approval of the Sales Agent's expenses and of the expenses payable to any other Person; and

"The Comeback Trail" – Collection Account Management Agreement

5.5.4 names and addresses of all Persons entitled to Residuals with details of the amounts to be paid, subject to the provisions of Schedule 6;

5.6 that excluding the Guilds and FCustody, the Parties (other than CNB and Rapid Farms) shall indemnify in a joint and several manner (to the extent attributable to the direct action of such Party) FCAM and agree to hold FCAM safe, harmless, defended and indemnified against any liabilities, losses, damages, costs or expenses (including reasonable, outside legal fees and costs and arbitration fees and costs directly incurred) by reason of any claim, action or proceeding arising out of or in connection with FCAM's acceptance of or performance under this Agreement (including third party claims and the costs of any outside legal advice taken by FCAM pursuant to Clause 7) except for cases of fraud, material breach, gross negligence or wilful misconduct. In no event will FCAM withhold payment due to a Party because another Party has failed to make a payment to FCAM under this provision;

5.7 that the Parties shall not put any lien, charge or any similar legal instrument over the Collection Account or the Collected Gross Receipts or any other monies standing to the credit of the Collection Account, except for the security interest pursuant to Clause 5.8, any security interests granted to the Guilds; and any security interests acknowledged by all Parties and identified in this Agreement, including the security arrangements for the benefit of CNB;

5.8 to the extent for whatever reason that the trust created by this Agreement in favour of the Beneficiaries is ineffective or otherwise held to be invalid with the result that FCAM and/or FCustody is deemed beneficially entitled in any way to the monies standing to the credit of the Collection Account then each of the Parties is hereby granted by FCAM and FCustody a security interest, subject and subordinate to the security interests granted to the Guilds, over the Collection Account and the Collected Gross Receipts held therein from time to time, solely to the extent of its Entitlement thereto and solely to secure such Party's right to receive its Entitlement pursuant to the terms hereof;

5.9 neither FCAM nor FCustody has any interest in the funds from time to time standing to the credit of the Collection Account (save for FCAM's right to FCAM's Remuneration and the FCAM Expenses) and neither shall exercise any right of set-off, counterclaim, defense, cross collateralization or anything analogous thereto against such funds. As a result of the trust created by FCustody in favour of the Beneficiaries over the Collection Account and all monies standing to the credit of the Collection Account from

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time to time, the Collected Gross Receipts (together with any interest earned thereon) shall be deemed to be the property of the Beneficiaries in accordance with their respective Entitlements from time to time and FCAM shall hold all funds from time to time standing to the credit of the Collection Account on trust for the Beneficiaries in accordance with their respective Entitlements from time to time. It is understood and agreed that funds are not the property of FCAM or FCustody nor subject to any liquidation, bankruptcy, restructuring or similar proceeding or any action of FCAM or FCustody or their owners, successors, employees, representatives or designees not authorized hereunder; and

5.10   The Parties acknowledge that there is a deposit account control agreement ("DACA") for the benefit of CNB governing the Collection Account and Collected Gross Receipts. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that such DACA shall specifically exclude any amounts designated for the Residuals Set-Aside or for the payment of Residuals. The Parties further agree that, for the duration of the DACA, FCAM shall open and maintain a separate account (the "Residuals Set-Aside Account") into which FCAM shall retain, segregate, and keep separate and apart the Residuals Set-Aside monies from the Collection Account (the cost of which (if any) shall be borne by Producer) and which shall not be subject to the DACA. On a rolling basis, FCAM shall sweep and deposit all existing and future Residuals Set-Aside monies into the Residuals Set-Aside Account for each Accounting Period, but not less than quarterly.

6.   General

6.1   In the performance of its duties and exercise of its powers under this Agreement, FCAM will be entitled to rely upon any document reasonably believed by FCAM to be genuine and to have been sent or signed by the Person by whom it purports to have been sent or signed and the opinion and statements of any professional advisor selected by FCAM in connection herewith and shall not be liable to any Party for any consequence of any such reliance or related assumption and/or action absent gross negligence, material breach, and/or wilful misconduct. FCAM shall promptly provide to the Parties copies of any such documents to the extent it relates to the disbursement of Collected Gross Receipts or the performance of FCAM's duties under this Agreement;

"The Comeback Trail" – Collection Account Management Agreement

Beneficiaries. However, the foregoing does not prejudice the right of the Parties to terminate this Agreement in accordance with Clause 9 hereof;

6.5 If FCAM is unable at any time to make payments out of Collected Gross Receipts by reason of the failure of the Parties (or Beneficiaries) to provide any information required by FCAM, FCAM shall notify the Parties (or Beneficiaries) of the same in writing as soon as is reasonably practical and shall not be obliged to make any further payments to any Beneficiary until such time as any Party (or Beneficiary) hereto shall have provided sufficient information to FCAM in order to make such payments provided that FCAM shall promptly make written request for such information from such Party or Beneficiary. In the event that the failure of providing information to FCAM only affects the Entitlements of certain Beneficiaries, FCAM shall pay any other Entitlement to any other Beneficiary in accordance with Schedules 5 and 6;

6.6 FCAM shall have no obligation to protect the copyright or any similar rights in or to the Film in any part of the world whether by registration or otherwise;

6.7 Notwithstanding anything to the contrary of the provisions contained in Clause 6.11, if claims conflicting with the interpretation of the terms of this Agreement are notified to FCAM by any Party relating to the Collection Account or the Collected Gross Receipts, or if any third party should assert claims in respect thereof, FCAM shall be entitled, at FCAM's reasonable discretion and after notifying the Parties hereto in writing of such claims, to:

6.7.1 notwithstanding any other provision herein contained, issue a written notice and suspend the disbursement of the affected portion of Collected Gross Receipts without liability to any Party until any conflict is in the reasonable opinion of FCAM resolved, provided that FCAM has notified all Parties of such suspension; and/or

6.7.2 invoke the arbitration procedure referred to in Clause 8 hereof;

Notwithstanding anything to the contrary in this Clause 6.7, FCAM shall not suspend distribution of Collected Gross Receipts to the Guilds and the Residuals Set-Aside in accordance with Schedules 5 and 6 or, in the event that the conflicting claims only affect some of the Entitlements, FCAM shall pay any other Entitlements to any other Beneficiary unaffected by such conflict in accordance with Schedule 5 hereto;

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"The Comeback Trail" – Collection Account Management Agreement

6.2   FCAM and FCustody shall have no duties or obligations pursuant to this Agreement save as expressly set forth herein which includes, but is not limited to, a fiduciary duty to act with reasonable care taking into account the interests of the Beneficiaries in the performance of their obligations hereunder and in good faith at all times;

6.3   In the event that FCAM is in reasonable doubt about or unable to carry out the allocation, accounting or payment of Entitlement(s), or conflicting demands are made, or conflicting instructions or information are given from any Parties, FCAM may retain such Entitlements (the "**Reasonable Doubt Entitlements**") in the Collection Account and FCAM shall not be obliged to make any further payments as regards to the amount(s) of the Reasonable Doubt Entitlements to the Beneficiary(ies), until such uncertainty has been resolved. FCAM shall immediately notify the Parties upon the occurrence of such event as well the details of such Reasonable Doubt Entitlements, including what information it requires. If such information is not provided within thirty (30) calendar days after the Beneficiaries' receipt of such written notification, then FCAM shall be permitted to make such calculations except for Residuals (in the case of Residuals, the Payroll House shall make the calculations in consultation with the applicable Guild), in its best reasonable judgment, and distributions of Entitlements, in accordance thereto, to the Beneficiaries, other than to the Beneficiaries for which information is lacking, subject to FCAM maintaining a reserve for Entitlements otherwise due to the Beneficiaries for which information is lacking, which reserve shall be liquidated after six (6) months by allocating such reserve to the Entitlements of the Beneficiaries, other than the Beneficiaries for which information is lacking, if the information being sought is not provided to FCAM within the aforesaid 6 month period. In absence of material breach (and for the avoidance of doubt, any decision or action performed in accordance with this Clause 6.3 shall not be deemed a material breach), gross negligence or wilful misconduct, FCAM has no liability in respect of any decision taken and executed;

6.4   If FCAM is unable for reasons outside its control to carry out any of the provisions hereof, FCAM shall notify the Parties in writing of the same and the specific reasons therefor as soon as reasonably practicable and FCAM shall incur no liability as a consequence thereof for so long as the relevant situation continues and during such period FCAM shall have no responsibility for its inability to carry out or perform the relevant provisions hereof. In such event, FCAM shall hold any Entitlement which it is unable to make payment on until such time that payment may be released to the

"The Comeback Trail" – Collection Account Management Agreement

6.8   Provided that FCAM is not in breach of any of its obligations hereunder, FCAM shall not be obliged to take any action under this Agreement which may in FCAM's reasonable opinion involve any expense or liability on FCAM's part other than those expenses which are incidental to FCAM's or FCustody's compliance with their obligations under Clause 2, 3 or 5 of this Agreement unless FCAM shall have first been furnished with an indemnity from the Parties (except the Guilds, CNB and Rapid Farms) in a form acceptable to FCAM. Any expense incurred by FCAM pursuant to this Clause 6.8 shall be deemed FCAM Expenses for the purposes of this Agreement provided that such expenses shall not be paid before Residuals are paid to the Guilds;

6.9   FCAM shall be entitled without liability to engage in its normal and customary business with any Beneficiary or any affiliate or associate of any Beneficiary provided that nothing in this Clause shall affect the right of the Beneficiaries to receive their Entitlements;

6.10   If any act or payment by FCAM is subject to the approval of one or more of the Parties, and such approval or an explicit objection has not been received in writing by FCAM within 7 Business Days after receipt of a request for the same in writing, such Party shall be deemed to have given its approval to the relevant act or payment and FCAM shall be entitled to perform the relevant act, make the relevant payment or otherwise act in accordance with the terms and conditions of this Agreement. If FCAM receives any notice from any Party informing it that any other Party has been paid in full or directing it to take any action contrary to the terms set forth herein, FCAM shall immediately provide a copy of such notice to all Parties and wait five (5) Business Days prior to taking any action on such notice. If no confirmation or consent is received from the affected Party(ies), then FCAM will proceed according to the terms of this Agreement;

6.11   This Agreement shall be deemed to be the principal document relating to the distribution of the Collected Gross Receipts;

6.12   In the event of any conflict between the provisions of this Agreement and the provisions of any other document relating to the Film with respect to the collection of Gross Receipts and the disbursement of Collected Gross Receipts and the respective Parties' Entitlements, the provisions of this Agreement shall prevail, except in the event that FCAM shall encounter any conflict between the provisions of this Agreement and the Basic Agreements with respect to the calculation or payment of Residuals, the Basic

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Agreements shall prevail (except not over Schedule 6) unless the Guilds agree otherwise in a separate writing, and all rights and remedies under the Basic Agreements are expressly reserved and concurrently available to the Guilds. The Parties expressly agree that nothing in this Agreement shall be deemed a waiver of Producer's obligations with respect to reporting and payment of Residuals as required under the Basic Agreements or enforced through any grievance and arbitration proceeding with the Guilds in accordance with Clause 8.7 below;

6.13 So long as FCAM and FCustody are not in material breach hereof, the Producer shall use its reasonable endeavours to accord the following credit on all copies of the Film in the form "World revenues collected and distributed by Freeway CAM B.V."; provided that, any failure to provide FCAM with such credit will not be a breach hereof and will not entitle FCAM to bring any action whether by way of injunctive or other similar equitable relief or in contract or damages and FCAM hereby expressly waives its right to bring any such action;

6.14 The Parties agree with each of the others that the terms of Schedule 5 of this Agreement are confidential to the Parties and shall not be disclosed to any third party, save that any Party shall be entitled to reveal such terms to its professional advisors, any assignee and its respective professional advisors, any governmental or regulatory authority and as required by law or judicial proceeding, to any Beneficiary in relation to matters which affect such Beneficiary, and to the Guild-Represented Employees in relation to matters which affect such Guild-Represented Employees;

6.15 The Parties hereto agree and declare that the provisions of the United Kingdom Contracts (Rights of Third Parties) Act 1999 (or any similar provision in any other relevant jurisdiction) shall not apply to this Agreement and that no term or condition of this Agreement shall confer or be construed as conferring any right on any third party;

6.16 The clause and paragraph headings in this Agreement are provided for convenience only and shall not affect the construction, interpretation or effect of this Agreement;

6.17 The Sales Agent shall provide FCAM with one DVD and one poster of the Film as soon as these become commercially available in the United States; provided that, any failure to provide FCAM with such materials will not be a breach hereof and will not entitle FCAM to bring any action whether by way of injunctive or other similar equitable relief

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"The Comeback Trail" – Collection Account Management Agreement

or in contract or damages and FCAM hereby expressly waives its right to bring any such action;

6.18   Nothing herein shall constitute a partnership or joint venture between the Parties hereto or any two or more of them;

6.19   FCAM may not assign or delegate any of its rights or obligations under this Agreement without the prior written approval of all of the other Parties. Any Beneficiary may assign, or designate any other Person(s) to receive, such Beneficiary's Entitlements hereunder at any time by providing FCAM with written notice thereof and an instruction to pay such assignee(s) or designee(s);

6.20   If FCAM may or is to receive a joint notification from two or more of the Parties hereto and one or more of such Parties has gone into administration, receivership, liquidation or any applicable or equivalent process in such Party's particular jurisdiction ("**Bankrupt Party**"), the notification may be done by the other Party or Parties who are to notify FCAM (but not the Bankrupt Party), to the extent this is permitted by the applicable law of the Bankrupt Party, otherwise, if a Party must be represented by a liquidator, administrator, receiver or other external administrator appointed to that Party's assets or business (jointly "**Administrator**"), the Administrator is entitled to represent the Bankrupt Party and give joint instructions and reply on behalf of the Bankrupt Party. However, if such Administrator does not reply on behalf of the Bankrupt Party within ten (10) Business Days (or if known to the Parties, within the deadline applicable to the proceedings of the Administrator under relevant legislation) after a written request for a notification (such time being specified in the notice to the Administrator) then FCAM shall send a second written request to the Administrator. If the Administrator does not reply on behalf of the Bankrupt Party within a further ten (10) Business Days (or if known to the Parties, within the deadline applicable to the proceedings of the Administrator under relevant legislation) after such second written request (such time being specified in such second notice to the Administrator) then, subject to applicable bankruptcy law, the Administrator's failure to respond within the requisite time period will mean "deemed acceptance" and the other Parties may, but shall not be obligated to, proceed without the Administrator's involvement in relation to that specific issue only;

6.21   This Agreement may be amended only by written agreement executed by all Parties.

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"The Comeback Trail" – Collection Account Management Agreement

7. **Legal Advice**

7.1 FCAM may at any time and in its reasonable discretion (with the written approval of each of the Parties providing an indemnity or an agreement to pay) seek independent legal advice with regard to any non-payment of Gross Receipts by any Distributor or to any other matter relating to or affecting the performance of FCAM's duties or powers set out in this Agreement and each Party hereby undertakes to assist FCAM to obtain as fully informed and accurate legal advice as possible by:

7.1.1 providing FCAM with copies of any relevant document in the possession of that Party unless the provision of such document would cause the Party to breach an obligation of confidentiality;

7.1.2 taking all reasonable steps to procure that copies of any relevant documents that have been but are no longer in that Party's possession are provided to FCAM; and

7.1.3 informing FCAM of any relevant information in the knowledge of that Party or (if appropriate) in the knowledge of its officers, servants and/or agents;

7.2 FCAM shall provide to each of the Parties a copy of any legal advice so obtained;

7.3 The Parties (excluding the Guilds and FCustody, CNB and Rapid Farms) jointly and severally (but only to the extent of and pro rata to their respective Entitlements) indemnify FCAM against all actual, reasonable, out of pocket, third party verifiable costs charges and expenses connected with or directly arising out of obtaining any such pre-approved legal advice and such pre-approved costs charges and expenses shall be deemed to be FCAM Expenses for which FCAM is entitled to be reimbursed in accordance with Schedule 5. If at any time FCAM shall determine that the amount of Collected Gross Receipts then standing credited to the Collection Account is not sufficient to discharge such costs charges and expenses as are to be or have been incurred by FCAM the Parties (excepting FCustody and the Guilds) shall forthwith pay to FCAM the amount of any such shortfall or the estimated amount thereof and shall be jointly and severally responsible therefore. In no event will FCAM withhold payment due to a Party because another Party has failed to make a payment to FCAM under this provision;

"The Comeback Trail" – Collection Account Management Agreement

7.4   Any sums paid by the Parties to FCAM pursuant to Clause 7.3 shall (notwithstanding the provisions of Schedule 5) be repaid to the Parties in first position out of Collected Gross Receipts subject to and following the funding of the Residuals Set Aside in accordance with Schedules 5 and 6.

8.   Arbitration

8.1   Subject to Clause 8.7 and excluding the Guilds, should any dispute arise between any two or more of the Parties with respect to this Agreement, the dispute shall be resolved by binding, final and exclusive arbitration in the Forum under the rules then in force for the IFTA subject to the provisions of this Clause 8;

8.2   FCAM shall provide the Parties with a written notice summarizing the dispute and the relevant Parties shall within ten (10) Business Days after such notification mutually appoint at their own expense a single IFTA approved arbitrator. If the Parties fail to agree upon the appointment of an arbitrator within such period, the arbitral agent of IFTA will then appoint an arbitrator or as soon as possible after such application. The Parties shall provide the arbitrator with all non-privileged relevant information and documentation within thirty (30) days of the appointment and the arbitration shall commence at a location in the Forum as expeditiously as possible and in any event within thirty (30) Business Days after the appointment of the arbitrator;

8.3   After a decision by the arbitrator, the Parties shall forthwith comply with that decision in accordance with the terms thereof;

8.4   All reasonable third party out-of-pocket costs, charges and expenses actually incurred by FCAM in relation to the resolution of the dispute, shall be deemed FCAM Expenses, provided that if FCAM itself is a party to the arbitration proceedings, the payment of any costs incurred by FCAM shall be subject to any award of costs made by the arbitrator;

8.5   Upon conclusion of the arbitration proceedings, the arbitrator shall immediately render and issue a written decision. Any arbitration award shall provide for payment to the prevailing Party of attorney's fees and costs to be paid by the losing Party. Each of the Parties (excluding the Guilds) hereto submits to the non-exclusive personal jurisdiction of the courts of the state and county of the Forum, as an appropriate place for compelling an arbitration or giving legal confirmation of the any arbitration award and

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"The Comeback Trail" – Collection Account Management Agreement

irrevocably waives any objection which it may now or hereafter have to the venue of any such enforcement proceeding brought in any said courts and any claim of inconvenience forum. Each of the Parties (excluding the Guilds) hereto agrees to accept service of process for any judicial or other proceedings in the manner provided in Clause 8, hereof and shall be deemed effective as provided therein. Each of the Parties expressly waives application of the procedures of service of process pursuant to the Hague Convention for the Service Board of the Judicial and Extrajudicial Documents in Civil and Commercial Matters;

8.6   FCAM shall only be involved as an arbitration party if the dispute being the subject of the arbitration relates to FCAM's performance of its duties under this Agreement. Upon receipt of an arbitration notice, FCAM shall cease to pay any disputed Entitlement until the earlier of either (1) the arbitrator has notified FCAM in writing of its award, (2) the arbitration parties have each provided FCAM with a copy of the arbitrator's award or a joint notification that the arbitration was abandoned, or (3) the arbitration parties provide mutual written instructions to FCAM regarding the disputed Entitlements; and

8.7   Notwithstanding anything to the contrary in this Agreement, the Parties agree that any dispute to which a Guild is a party in interest arising under this Agreement shall be submitted to final and binding arbitration in Los Angeles, California, USA in accordance with the arbitration provisions set forth in the Basic Agreement. Each Party further agrees that any legal action or proceeding to execute or otherwise enforce any arbitration award or judgment obtained hereunder by the Guilds against any Party or Beneficiary to this Agreement shall be governed by the laws of the State of California (without regard to its laws in respect of conflict of laws) and brought exclusively in the Federal or State courts located in Los Angeles, California, and by execution and delivery of this Agreement, each Party hereto irrevocably submits to such exclusive jurisdiction and consents to the service of process in any such action or proceeding by personal delivery, first class mail, or any other method permitted by law, and waives any and all rights to transfer or change of venue of such action or proceeding to any court located outside Los Angeles, California. Notice of any such action or proceeding shall be deemed to have been duly given if made as per Clause 10, below.

9.   **Termination**

9.1   FCAM and FCustody may at any time terminate this Agreement at no cost to the Parties upon sixty (60) Business Days by written notice to all of the Parties provided that FCAM's and FCustody's notice shall specify the arrangements proposed to be made by FCAM and FCustody to pay Entitlements which, apart from such termination, would then have been payable to Beneficiaries under the provisions hereof and FCAM and FCustody shall give good faith consideration to any representations made to FCAM and FCustody concerning such proposed arrangements as any Beneficiary may provide to FCAM and FCustody within fourteen (14) Business Days thereafter. Unless and until such arrangements proposed to be made by FCAM and FCustody are approved by all of the other Parties and such approval shall be deemed to be provided within sixty (60) Business Days following FCAM's and FCustody's notice unless the Parties reject, FCAM and FCustody's termination will not be effective, and FCAM and FCustody shall not be released from any of their obligations herein;

9.2   All the Parties (other than FCAM and FCustody) shall have the right to terminate this Agreement by unanimous written notice to FCAM and FCustody at any time subject to FCAM's right to FCAM's Remuneration and FCAM Expenses properly incurred, undisputed and unpaid at that date from Collected Gross Receipts, provided FCAM is not in material breach of its obligations under this Agreement at the relevant time. In addition, the majority of the Parties (provided the Guilds, Sales Agent and Zen Ventures must be part of such majority) shall jointly have the right to terminate this Agreement at any time if FCAM or FCustody is unable to pay its debts as and when they fall due or has a liquidator, receiver or other external administrator appointed to its assets or business or ceases or threatens to cease carrying on its business, by giving to the other Parties not less than one (1) Business Day notice of such termination;

9.3   This Agreement may be terminated by a majority of the Parties (other than FCAM and FCustody) with immediate effect (provided that the Producer, CNB, Rapid Farms, Sales Agent, Zen Ventures and the Guilds must be part of such majority) if (a) FCAM either commits a material breach of the terms of this Agreement which is not remedied within ten (10) Business Days of written notice given by a majority of the Parties (other than FCAM and FCustody), in which the Guilds, CNB, Rapid Farms, Sales Agent and Zen Ventures must be included, or (b) if FCAM shall enter into liquidation (except for the purpose of a scheme for amalgamation or reconstruction) or (c) if any bona fide winding-up petition is issued against FCAM and remains undischarged for a period of twenty eight (28) Business Days;

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"The Comeback Trail" – Collection Account Management Agreement

9.4 Upon termination pursuant to this Clause 9, the majority of the Parties (other than FCAM and FCustody) in which the Guilds, CNB, Rapid Farms, Sales Agent and Zen Ventures must be included who elected to so terminate this Agreement shall, within twenty one (21) Business Days after such election is made, select a successor collection account manager and instruct FCAM and FCustody in writing (with a copy to the other Parties) to transfer the administration of Collected Gross Receipts less FCAM's Remuneration and FCAM Expenses (provided FCAM is not at the relevant time in material breach of any of its obligations under this Agreement) up to and including the termination date to a successor collection account manager and FCAM shall administer the Collected Gross Receipts on the same terms as set out herein and FCAM shall cooperate with the Parties and any successor collection account manager in order to facilitate the handover of all information in FCAM's possession relevant to the Film and generally to ensure the efficient transfer of administration of Collected Gross Receipts in accordance with this Agreement. For the avoidance of doubt, the terms of the replacement collection agreement entered into with such successor collection account manager shall incorporate the provisions of Schedules 5 and 6 hereof and all relevant definitions related thereto. The Parties agree that any successor collection account manager shall be a generally accepted service provider in the business of managing collection accounts. In the event of a termination of this Agreement, FCAM is not authorized to close the Collection Account until a replacement collection account has been agreed. If such instruction has not been received within the aforementioned period, FCAM may close the Collection Account, provided always that the Collection Account may not be closed until all Collected Gross Receipts have been transferred;

9.5 As from the date of termination pursuant to this paragraph and following transfer of all sums in or standing to the credit of the Collection Account to FCAM's successor account manager and the execution of a replacement collection account management agreement with the Parties and successor collection account manager pursuant to this Clause 9, FCAM and FCustody shall have no further obligation to perform their obligations hereunder and shall be fully released and discharged therefrom, without prejudice to any accrued rights and remedies of the Parties in respect of the period prior to such termination, including without limitation of the foregoing, FCAM's right to be paid FCAM's Remuneration and the FCAM Expenses up to and including the date of termination or the Parties' rights against any of the other Parties, including, without limitation, FCAM, for any actions prior to the date of such termination, save that if FCAM and/or FCustody receive any Gross Receipts at any time after the date of

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Any such notice sent by hand shall be deemed to have been received at the time of delivery.

10.3 For the purposes of this Agreement, notices in email shall be considered to be in writing.

11.   Execution

11.1 This Agreement may be executed in any number of counterparts (each of which shall be deemed an original) and all of which, taken together, shall constitute one and the same agreement and any Party may enter into this Agreement by executing a counterpart. A counterpart signature page of this Agreement executed by a Party and sent by facsimile or transmitted electronically in either Tagged Image Format (TIFF) or Portable Document Format (PDF) shall be treated as original fully binding and with full legal force and effect and the Parties waive any rights they may have to object to such treatment;

11.2 If one or more Parties do not execute this Agreement, it shall nevertheless be in full force and effect as between the Parties that have executed this Agreement provided that this Agreement has been duly executed by at least each of the Executing Parties. This Agreement may not be amended without the prior written consent of the Executing Parties. Any Parties who do not sign this Agreement will be treated as Beneficiaries.

12.   Severability

If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law or for any other reason whatsoever, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be altered or removed.

13.   Governing Law

Subject to Clause 8.7, this Agreement shall be construed and performed in all respects in accordance with and shall be governed by the laws of the State of California, without regard to its conflicts or choice of law rules.

"The Comeback Trail" – Collection Account Management Agreement

termination they will remit any further monies immediately upon receipt of notification received from CA Bank of such Gross Receipts being credited to the terminated Collection Account, remit the same to the successor collection account manager without any set off or deduction (save for actual and verifiable standard bank transfer charges) Notwithstanding the foregoing, FCAM shall hold any Collected Gross Receipts in trust for the Beneficiaries after the date of termination of the Agreement until such Collected Gross Receipts have been transferred to the replacement collection account manager's account as required hereunder; and

9.6   It is expressly agreed that any Party who shall have no further obligation under this Agreement and who is not entitled to receive any (further) Entitlement hereunder, shall no longer receive Statements from FCAM or have the right to agree (or disagree as the case may be) on amendments hereto or terminate this Agreement as described in this Clause 9, and such Party's consent shall thereafter no longer be required where its consent is required.

10.   **Notices**

10.1   Any notice required or permitted to be given under this Agreement shall be in writing and sent by hand, first class-recorded or registered letter, email (except under Clause 8) or facsimile addressed to the relevant Party at the Party's address, email address or facsimile number given in this Agreement, or such other address as provided by such Party in writing and according to this notice provision. FCAM shall provide copies of any notice received by FCAM from any other Party to this Agreement to all other Parties.

10.2   Any such notice sent by first-class recorded or registered letter shall be deemed to have been received five (5) Business Days after posting; any such notice sent by email shall be deemed to have been received upon the date of transmission from the sender's email system (if by email) provided that no subsequent transmission error is issued by the sender's email system (further provided that if email notice is transmitted on a day other than a Business Day or later than 5:00pm in the recipient's location, such notice shall be deemed given on the next Business Day following confirmed transmission); any such notice sent by facsimile shall be deemed to have been received at the time of dispatch if during the recipient's business hours and otherwise at the commencement of the next Business Day of the recipient, provided always that the sender shall have received a successful transmission report or electronic receipt.

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AS WITNESS the hands of the Parties hereto the day and year first above written.

EXECUTED and unconditionally
Delivered as its Agreement by
FREEWAY CAM B.V.



EXECUTED and unconditionally
delivered as its Agreement by
STICHTING FREEWAY CUSTODY



EXECUTED and unconditionally
delivered as its Agreement by
THE COMEBACK TRAIL LLC

_____

EXECUTED and unconditionally
delivered as its Agreement by
STORYBOARD MEDIA, LLC

_____

EXECUTED and unconditionally
delivered as its Agreement by
EMPIRE MEDIA PARTNERS

_____

"The Comeback Trail" – Collection Account Management Agreement

148

AS WITNESS the hands of the Parties hereto the day and year first above written.

EXECUTED and unconditionally
Delivered as its Agreement by
FREEWAY CAM B.V.

_____

EXECUTED and unconditionally
delivered as its Agreement by
STICHTING FREEWAY CUSTODY

_____

EXECUTED and unconditionally
delivered as its Agreement by
THE COMEBACK TRAIL LLC

_____

EXECUTED and unconditionally
delivered as its Agreement by
STORYBOARD MEDIA, LLC

_____

EXECUTED and unconditionally
delivered as its Agreement by
EMPIRE MEDIA PARTNERS

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by

RAPID FARMS PRODUCTIONS LIMITED

for and on behalf of Ingenious Media Director Limited,
Director of **RAPID FARMS PRODUCTIONS LIMITED**

EXECUTED and unconditionally
delivered as its Agreement by

CITY NATIONAL BANK

_____

EXECUTED and unconditionally
delivered as its Agreement by

ZEN VENTURES INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by

DON KEE PRODUCTIONS, LLC

_____

EXECUTED and unconditionally
delivered as its Agreement by

CANAL PRODUCTIONS INC.

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
RAPID FARMS PRODUCTIONS LIMITED

_____

**for and on behalf of Ingenious Media Director Limited,
Director of RAPID FARMS PRODUCTIONS LIMITED**

EXECUTED and unconditionally
delivered as its Agreement by
CITY NATIONAL BANK

EXECUTED and unconditionally
delivered as its Agreement by
ZEN VENTURES INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
CANAL PRODUCTIONS INC.

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
RAPID FARMS PRODUCTIONS LIMITED

_____

**for and on behalf of Ingenious Media Director Limited,
Director of RAPID FARMS PRODUCTIONS LIMITED**

EXECUTED and unconditionally
delivered as its Agreement by
CITY NATIONAL BANK

_____

EXECUTED and unconditionally
delivered as its Agreement by
ZEN VENTURES INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
CANAL PRODUCTIONS INC.

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
JAVELINA FILM COMPANY

_____

EXECUTED and unconditionally
delivered as its Agreement by
M THREE, INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
CREATIVE ARTISTS AGENCY

_____

EXECUTED and unconditionally
delivered as its Agreement by
FILM FINANCES, INC.



_____

EXECUTED and unconditionally
delivered as its Agreement by
**SCREEN ACTORS GUILD-
AMERICAN FEDERATION OF TELEVISION AND RADIO ARTISTS**

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
M THREE, INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
CREATIVE ARTISTS AGENCY

_____

EXECUTED and unconditionally
delivered as its Agreement by
FILM FINANCES, INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
SCREEN ACTORS GUILD-
AMERICAN FEDERATION OF TELEVISION AND RADIO ARTISTS


_____

EXECUTED and unconditionally
delivered as its Agreement by
DIRECTORS GUILD OF AMERICA, INC.

_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
M THREE, INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
CREATIVE ARTISTS AGENCY

_____

EXECUTED and unconditionally
delivered as its Agreement by
FILM FINANCES, INC.

_____

EXECUTED and unconditionally
delivered as its Agreement by
**SCREEN ACTORS GUILD-
AMERICAN FEDERATION OF TELEVISION AND RADIO ARTISTS**


_____

EXECUTED and unconditionally
delivered as its Agreement by
DIRECTORS GUILD OF AMERICA, INC.

aimee Stern
_____

"The Comeback Trail" – Collection Account Management Agreement

EXECUTED and unconditionally
delivered as its Agreement by
WRITERS GUILD OF AMERICA, WEST, INC. for itself and on behalf of **WRITERS GUILD OF AMERICA, EAST, INC.**

DocuSigned by:

DT Matias

C7567653BD0C474...

EXHIBIT E

Operating Agreement

OPERATING AGREEMENT

OF

THE COMEBACK TRAIL LLC

This Operating Agreement (the "Agreement") dated _____ of The Comeback Trail LLC (the "Company") is made and entered into by Richard Salvatore ("Salvatore") and Empire DJ Ventures LLC ("Empire") (collectively referred to as the "Managers") as the initial members and managing members of the Company. The Managers initially desire to further develop, finance, produce, and exploit worldwide in all media now known or hereafter devised the motion picture project entitled "The Comeback Trail" (the "Picture"). The Managers and such other members who are hereafter admitted to the Company are hereafter collectively referred to as the "Members".

WHEREAS, the Members desire to enter into this Agreement as set forth herein.

Now, THEREFORE, in consideration of the mutual covenants and agreements hereinafter se forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **Formation.** The Company has been organized as a New Mexico limited liability company by filing a Certificate of Organization with the New Mexico Secretary of State pursuant to the New Mexico Limited Liability Company Act at 53-19-1 to 53-19-74, N.M.S.A., 1978 Comp., as amended from time to time (the "Act").

2. **Name.** The name of the Company is "The Comeback Trail LLC."

3. **Purpose.** The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be organized under the Act.

4. **Members.** Salvatore and Empire will be the initial Members of the Company and shall each own 25% of the membership units of the Company. The other 50% of the membership units shall be reserved for future Members who will provide financing for the Picture, as set forth in Appendix "A".

5. **Term.** The term of existence of the Company shall continue indefinitely.

6. **Management.** The business and affairs of the Company shall be solely managed by the Managers, and all decisions shall require the unanimous consent of the Managers. Only the Managers and any agents of the Company authorized by the Managers, if any, shall have the authority to bind and make decisions for the Company. The Managers, on behalf of the Company, shall have the sole power to do any and all acts necessary or convenient to, or for the furtherance of, the business and affairs of the Company. Actions taken by the Managers are not subject to vote or review by the Members, except to the limited extent provided under New Mexico law.

7. **Profit and Loss/Cash Distributions.** All Cash receipts received by the Company from the worldwide exploitation in all media now known or hereafter devised from the Picture that the Company is producing, after the deduction, if any, of the following actual out of pocket

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11. **Elections.** The Managers may make any tax elections for the Company allowed under the Internal Revenue Code of 1986, as amended, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company. The tax manager of the Company shall be Empire.

12. **Transferability of Membership Interest.** The interests of the Members in the Company are transferable either voluntarily or by operation of law. The Members may sell, assign, transfer, exchange, mortgage, pledge, grant, hypothecate, encumber or other transfer (whether absolutely or as security) all or a portion of the interests of the Members in the Company. Upon the transfer of the interests of the Members in the Company, the transferee shall be admitted as a Member at the time of the transfer and shall obtain all of the rights appurtenant to being a Member of the Company.

13. **Admission of Additional Members.** Additional Members of the Company may be admitted to the Company at the direction and unanimous agreement of the Managers. In the event that any additional Members are added, the Managers may terminate this Agreement, and/or the additional Members and the Managers shall execute an amendment of this Agreement or enter into a new operating agreement.

14. **Liability of the Members.** Neither the Members nor the Managers shall have any liability for the debts, obligations or liabilities of the Company or for the acts or omissions of any other Member, director, officer, agent or employee of the Company except to the extent provided in the Act. The failure of the Managers or Members to observe any formalities or requirements relating to the exercise of the powers of the Members or the management of the business and affairs of the Company under this Agreement or the Act shall not, by itself, be grounds for imposing personal liability on the Members for liabilities of the Company.

15. **Indemnification.** The Company shall indemnify the Members and those authorized agents of the Company identified in writing by the Members as entitled to be indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Members either as Members or as agents or any such agent in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of New Mexico. In addition, the Company may advance costs of defense of any proceeding to the Members or any such agent upon receipt by the Company of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

16. **Dissolution.** The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the unanimous written direction of the Members, (b) the entry of a decree of judicial dissolution under Section 53-19-40 of the Act, as amended. The death, retirement, insanity, resignation, expulsion or bankruptcy of one or both of the Managers or the occurrence of any other event that terminates the continued Membership of the Members shall not cause a dissolution of the Company. Upon dissolution, the Company shall cease carrying on any and all business other than the winding up of the Company business, but the Company is not terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been filed pursuant to the Act. Upon the

The Comeback Trail LLC Operating Agreement

winding up of the Company, the Company's property shall be distributed (i) first to creditors, including the Members if the Members are creditors to the extent permitted by law, in satisfaction of the Company's liabilities, and (ii) then to the Members. Such distributions shall be in cash or property or partly in both, as determined by the Members or the Members' applicable representative.

17. **Conflicts of Interest.** Nothing in this Agreement shall be construed to limit the right of a Member to enter into any transaction that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. A Manager does not violate a duty or obligation to the Company merely because the conduct of either of the Managers furthers the interests of the Members or applicable Member. The Members may lend money to and transact other business with the Company. The rights and obligations of the Members upon lending money to or transacting business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be void or voidable solely because the Members have a direct or indirect interest in the transaction.

18. **Registered Agent.** For receipt of official legal and tax correspondence from the State of New Mexico, the registered agent of the Company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of New Mexico. The official address and the place where the books and records of the Company shall be c/o Harris Tulchin & Associates, Ltd., 201 Santa Monica Blvd., Suite 300, Santa Monica, CA 90401, until a third party is appointed by the Members.

19. **Power of Attorney.** Each Member, hereby makes, constitutes and appoints the Managers, jointly and collectively acting together, as such Member's true and lawful attorney-in-fact, with full power of substitution, for such Member and in such Member's name, place, stead and benefit, to sign this Agreement, to file and record the Articles of Organization, if not theretofore filed, and, subject to any applicable consent requirements contained in this Agreement, to sign, execute, certify, swear, acknowledge, file and record any other documents, instruments and conveyances as may be necessary or appropriate to carry out the provisions or purposes of this Agreement or which may be required of the LLC by law in New Mexico, or any other applicable jurisdiction, or by federal or state securities laws or other applicable laws, including, without limitation, amendments to or cancellations of such articles. The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and shall survive the death, incapacity or bankruptcy of any person hereby giving such power and the transfer or assignment for the whole or any portion of the LLC interest of such person.

20. **Banking.** The Managers of the Company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

21. **Records and Accounting.** The Company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All Members shall have a right to inspect the records during normal business hours. The Members shall have the power to hire

The Comeback Trail LLC Operating Agreement

such accountants, as they deem necessary or desirable. If and to the extent there is gross revenue received by the Company, the Company shall furnish each of the Members with quarterly accountings sixty (60) days following the end of each calendar quarter.

22.   **Taxes.** The Company shall file such tax returns as required by law. The Company shall elect to be taxed as determined by the Managers. The "tax matters partner," as required by the Internal Revenue Code, shall be Empire, who has been appointed by unanimous consent of the initial Members.

23.   **Separate Entity.** The Company is a legal entity separate from its Members. No Member shall have any separate liability for any debts, obligations, or liability of the Company except as provided in this Agreement.

24.   **Mediation / Arbitration / Remedies.** In the event of a dispute among the Members arising out of or relating to the terms of this Agreement or any payment obligations set forth herein, the Members agree to submit the issue to mediation to be paid for by the Company. In the event the mediation is unsuccessful, they agree to seek arbitration as their sole remedy before a sole arbitrator under the rules and procedures of the Independent Film and Television Alliance International Arbitration Tribunal in Los Angeles, California. The Members agree that in the event of any dispute arising hereunder related to the Picture, a Member's sole remedy shall be an action at law for damages and in no event shall any Member be entitled to enjoin or otherwise restrain the distribution or exploitation of the Picture.

25.   **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of New Mexico, without reference to the conflict of law rules of that or any other jurisdiction. If any provision of this Agreement does not comply or is inconsistent with New Mexico law, then New Mexico law shall prevail but only to the limited extent to eliminate the non-complying or inconsistent provision.

26.   **Entire Agreement.** This Agreement represents the entire agreement by the Members.

27.   **More Formal Agreement.** In the event a more formal agreement is required by the financiers of the Picture, then the parties shall enter into a more formal agreement.

28.   **Amendment.** This Agreement may be amended or modified from time to time only by a written instrument executed by the Members.

29.   **Rights of Creditors and Third Parties.** This Agreement is entered into by the Members solely to govern the operation of the Company. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statue, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Members with respect to the subject matter hereof.

The Comeback Trail LLC Operating Agreement

30.   **General Provisions.** This Agreement may also be signed in counterparts, and by digital signature, by fax, and by scanning a signature as well.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Operating Agreement as of the date first above written.

Richard Salvatore

By: _____
        Richard Salvatore

Empire DJ Ventures LLC

By: _____
        Steve Sahlein

Its: **Founder / Producer** _____

The Comeback Trail LLC Operating Agreement

Appendix "A"

NAME & ADDRESS	CONTRIBUTION	% INTEREST IN LLC
(1) Richard Salvatore 5908 Troost Ave. North Hollywood, CA 91601		25%
(2) Empire DJ Ventures LLC 143 Yazoo Ave., P.O. Drawer 1000 Clarksdale, MS 38614		25%
(3)		
(4)		
(5)		
(6)		
(7)		
(8)		
(9)		
(10)		

The Comeback Trail LLC Operating Agreement

(11) _____ _____ _____

(12) _____ _____ _____

(13) _____ _____ _____

(14) _____ _____ _____

(15) _____ _____ _____

The Comeback Trail LLC Operating Agreement

163

AMENDMENT TO OPERATING AGREEMENT

OF

THE COMEBACK TRAIL LLC

Reference is hereby made to the Operating Agreement (the "Operating Agreement") dated March 5, 2019 of The Comeback Trail LLC (the "Company") entered into by Richard Salvatore ("Salvatore") and Empire DJ Ventures LLC ("Empire") (collectively referred to as the "Managers"). The Managers and such other members who are hereafter admitted to the Company are hereafter collectively referred to as the "Members".

WHEREAS, the Managers/Members have entered into the Operating Agreement as set forth therein.

WHEREAS, the Managers/Members wish to allocate all outstanding membership units to Empire.

WHEREAS, Salvatore desires to relinquish his membership interest in the Company.

Now, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows (the "Amendment"):

1. **Assignment of Outstanding Units.** The Managers/Members hereby assign the remaining 50% interest in the Company to Empire.

2. **Assignment of Membership Units.** Salvatore hereby assigns 100% of Salvatore's ownership interest in the Company (i.e., 25% of the total membership units of the Company) to Empire. The current allocation of the membership units of the Company is set forth in Appendix "A-2" attached hereto and made a part hereof, which shall replace the previous Appendix "A".

3. **Salvatore Continuing as Manager.** It is hereby mutually agreed by Salvatore and Empire that Salvatore shall no longer be a Member of the Company but shall continue as a Manager of the Company.

4. Except as otherwise amended herein, the Operating Agreement shall remain in full force and effect.

STG

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The Comeback Trail LLC Amendment to Operating Agreement

164

5.   This Amendment may be signed and delivered in counterpart and/or by electronic mail or facsimile.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Amendment as of April 28, 2019.

Richard Salvatore

By:

Richard Salvatore

Empire DJ Ventures LLC

By:

Steve Sahlein

Its: Producer /Member

Appendix "A-2"

NAME & ADDRESS	CONTRIBUTION	% INTEREST IN LLC
(1) Empire DJ Ventures LLC		100%
143 Yazoo Ave., P.O. Drawer 1000		
Clarksdale, MS 38614		
(2)		
(3)		
(4)		
(5)		
(6)		
(7)		
(8)		

The Comeback Trail LLC Amendment to Operating Agreement

(9)_____   _____   _____

_____

_____

(10)_____   _____   _____

_____

_____

(11)_____   _____   _____

_____

_____

(12)_____   _____   _____

_____

_____

(13)_____   _____   _____

_____

_____

(14)_____   _____   _____

_____

_____

(15)_____   _____   _____

_____

_____

Member or employee of the Company; (h) selecting auditors; (i) acquiring another entity; (j) creating a new entity; (k) filing or settling any lawsuit; (l) raising additional capital; (m) replacing any principal cast members of the Picture; and (n) the domestic distribution deal for the Picture.

4.   **Treatment of Company for Tax Purposes.** Notwithstanding anything set forth in the Operating Agreement to the contrary, if anything, the parties agree that the Company shall be treated as a partnership for tax purposes.

5.   Except as otherwise amended herein and by Amendment 1, the Operating Agreement shall remain in full force and effect.

6.   This Amendment 2 may be signed and delivered in counterpart and/or by electronic mail or facsimile.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Amendment 2 as of May 29, 2019.

Richard Salvatore

By: _____

Richard Salvatore

Empire DJ Ventures LLC

By:

Its: _____Managing Member_____

Zen Ventures, Inc.

By: _____

Philip Kim

Its: _____

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The Comeback Trail LLC Amendment to Operating Agreement

Appendix "A-3"

NAME & ADDRESS	CONTRIBUTION	% INTEREST IN LLC
(1) Empire DJ Ventures LLC 143 Yazoo Ave., P.O. Drawer 1000 Clarksdale, MS 38614	Rights and Services	49%
(2) Zen Ventures Inc. 401 Wilshire Blvd, Suite 1065 Santa Monica, CA 90401	US $6,100,000.00	51%
(3)		
(4)		
(5)		
(6)		
(7)		
(8)		
(9)		

The Comeback Trail LLC Amendment to Operating Agreement

SECOND AMENDMENT TO OPERATING AGREEMENT

OF

THE COMEBACK TRAIL LLC

Reference is hereby made to the Operating Agreement (the "Operating Agreement") dated March 5, 2019 of The Comeback Trail LLC (the "Company") entered into by Richard Salvatore ("Salvatore") and Empire DJ Ventures LLC ("Empire") (collectively referred to as the "Managers"). Reference is also made to the amendment ("Amendment 1") dated as of April 28, 2019 executed by the Managers.

WHEREAS, the Managers have entered into the Operating Agreement as set forth therein.

WHEREAS, Zen Ventures, Inc. ("Zen Ventures") desires to make a capital investment in Company.

WHEREAS, as consideration for Zen Ventures' capital contribution, pursuant to that certain financing agreement dated as of May 29, 2019 between Company and Zen Ventures, as the same may be amended or restated, the Managers wish to admit Zen Ventures as a Member in the Company and assign to Zen Ventures a percentage of the ownership interest in the Company.

Now, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows ("Amendment 2"):

1.   **Admission of Member.** The Managers hereby agree to admit Zen Ventures as a Member of the Company, and Zen Ventures agrees to be a Member under the terms herein.

2.   **Assignment of Membership Units.** Empire hereby assigns 51% of Empire's ownership interest in the Company (i.e., 51% of the total membership units of the Company) to Zen Ventures. The current allocation of the membership units of the Company is set forth in Appendix "A-3" attached hereto and made a part hereof, which shall replace the previous Appendix "A-2".

3.   The following language shall be added at the end of the last sentence in Paragraph 6 of the Operating Agreement: "or as set forth herein." Additionally, the following language shall be added to the end of Paragraph 6:

Notwithstanding the foregoing or anything to the contrary set forth in this Operating Agreement, Zen Ventures shall have approval over the following: (a)·the replacement of an officer or manager of the Company; (b) the liquidation of the Company or substantially all of the Company's assets; (c) the admission of new members to the Company; (d) any modification to the Operating Agreement that changes the Members' rights; (e) any expenses of the Company greater than $100,000.00 USD over the approved budget of the Picture; (f) incurring indebtedness; (g) making a loan to a

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The Comeback Trail LLC Amendment to Operating Agreement